Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

EDGE ACQUISITION, LLC

EDGE ACQUISITION CORPORATION

and

EDUCATE, INC.

Dated as of January 28, 2007

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 28, 2007, by and among Edge Acquisition, LLC, a Delaware limited liability company (“Parent”), Edge Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Parent (“MergerCo”), and Educate, Inc., a Delaware corporation (the “Company”). Capitalized terms used, but not otherwise defined, herein shall have the meanings set forth in Section 8.1.

RECITALS

WHEREAS, the parties intend that MergerCo be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein;

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each share of common stock, par value $0.01 per share, of the Company (the “Common Stock”) will be converted into the right to receive $8.00 per share in cash;

WHEREAS, the Board of Directors of the Company, acting upon the unanimous recommendation of the Negotiation Committee, has, by unanimous vote of all of the directors (other than Douglas L. Becker and R. Christopher Hoehn-Saric, each of whom abstained), (i) determined that it is in the best interests of the Company and its stockholders (other than those stockholders who will exchange their Shares for membership interests in Parent prior to the Effective Time), and declared it advisable, to enter into this Agreement with Parent and MergerCo, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger but excluding the Asset Sales, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company, except in certain situations provided herein;

WHEREAS, the Board of Directors and stockholders of MergerCo have unanimously approved this Agreement and declared it advisable for MergerCo to enter into this Agreement;

WHEREAS, certain existing stockholders of the Company desire to contribute their Shares to Parent immediately prior to the Effective Time in exchange for membership interests in Parent;

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s and MergerCo’s willingness to enter into this Agreement, Parent, MergerCo and certain stockholders of the Company are entering into a voting agreement, of even date herewith (the “Voting Agreement”), pursuant to which such stockholders have agreed, subject to the terms thereof, to vote their Shares in favor of adoption of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the transactions contemplated by this Agreement (excluding the Asset Sales) and also to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

I. THE MERGER

Section 1.1    The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) MergerCo will merge with and into the Company (the “Merger”), (b) the separate corporate existence of MergerCo will cease and (c) the Company will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a subsidiary of Parent.

Section 1.2    Closing. Unless otherwise mutually agreed in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at the offices of Katten Muchin Rosenman LLP, 525 West Monroe, Chicago, Illinois 60661, at 9:00 a.m. local time on the third Business Day following the day (the “Satisfaction Date”) on which all of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or, if permissible, waived in accordance with this Agreement or another date mutually agreed to by the parties. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 1.3    Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company will cause a certificate of merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4    Effects of the Merger. The Merger will have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.5    Organizational Documents. At the Effective Time,

(a) the Company Certificate, as in effect immediately prior to the Effective Time, shall be further amended to read as set forth in Exhibit 1.5(a) and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided therein or by applicable Law; and

(b) the by-laws of the Company, as in effect immediately prior to the Effective Time, shall be amended to read as set forth in Exhibit 1.5(b) and, as so amended, shall be the by-laws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 1.6    Directors and Officers of Surviving Corporation. The directors of MergerCo and the officers of the Company, in each case, as of the Effective Time shall, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation or bylaws of the Surviving Corporation.

II. EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1    Effect of the Merger on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of MergerCo or the Company or the holder of any capital stock of MergerCo or the Company:

(a) Cancellation of Certain Common Stock. Each share of Common Stock that is owned by MergerCo, Parent or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

(b) Conversion of Common Stock. Each share of Common Stock, including each restricted Share, whether or not vested (each, a “Share” and collectively, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled in accordance with Section 2.1(a) and (ii) Dissenting Shares (each, an “Excluded Share” and collectively, the “Excluded Shares”)), will be converted into the right to receive $8.00 in cash from Parent or MergerCo (through the Paying Agent as provided in Section 2.2), without interest (the “Merger Consideration”).

(c) Cancellation of Shares. At the Effective Time, all Shares will cease to be outstanding, will be cancelled and will cease to exist, and, in the case of non-certificated shares represented by book-entry (“Book-Entry Shares”), the names of the former registered holders shall be removed from the registry of holders of such shares, and, subject to Section 2.3, each holder of a certificate formerly representing any such Shares (each, a “Certificate”) and each holder of a Book-Entry Share, other than Dissenting Shares, will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, in accordance with Section 2.2.

(d) Conversion of MergerCo Capital Stock. Each share of common stock, par value $0.01 per share, of MergerCo issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2    Surrender of Certificates and Book-Entry Shares.

(a) Paying Agent. Prior to the Effective Time, for the benefit of the holders of Shares (other than Excluded Shares), Parent will (i) designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”) and (ii) enter into a paying agent agreement, in form and substance reasonably acceptable to the Company, with such Paying Agent to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2.2(f)) and the Book-Entry Shares in accordance with this Article II from time to time after the Effective Time. Immediately prior to the Effective Time, Parent or MergerCo will deposit, or cause to be deposited, with the Paying Agent cash in the amount necessary for the payment of the Merger Consideration pursuant to Section 2.1(b) upon surrender of such Certificates and Book-Entry Shares and the aggregate amount required to be paid to the holders of Options (as defined below) pursuant to Section 2.4(a) (such cash being herein referred to as the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, however, that such investments shall be (i) in obligations of, or guaranteed by, the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, (ii) in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or (iii) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank which are then publicly available). Any net profit resulting from, or interest or income produced by, such investments shall be the property of and payable to the Surviving Corporation.

(b) Payment Procedures. Promptly after the Effective Time, but in no event more than five (5) business days after the Effective Time, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of Shares (other than Excluded Shares) a letter of transmittal in customary form as reasonably agreed by the parties hereto specifying that delivery will be effected, and risk of loss and title to Certificates and Book-Entry Shares will pass, only upon proper delivery of Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2.2(f)) or Book-Entry Shares, as the case may be, to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or effective affidavits of loss in lieu thereof and a bond, if required, pursuant to Section 2.2(f)) and Book-Entry Shares in exchange for the Merger Consideration. Upon the proper surrender of a Certificate (or effective affidavit of loss in lieu thereof and a bond, if required, pursuant to Section 2.2(f)) or Book-Entry Share to the Paying Agent, together with a properly completed letter of transmittal, duly executed, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor cash in an amount equal to the Merger Consideration (after giving effect to any required tax withholdings) for each Share (other than Dissenting Shares) formerly represented by such Certificate or Book-Entry Share that such holder has the right to receive pursuant to this Article II, and the Certificate or Book-Entry Share so surrendered will forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Merger Consideration to be paid upon due surrender of the Certificate or Book-Entry Share may be paid to such a transferee if the Certificate or Book-Entry Share formerly representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(c) Withholding Taxes. The Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares or holder of Stock Options any amounts required to be deducted and withheld with respect to such payments under the Code and the rules and Treasury Regulations promulgated thereunder, or any provision of state, local or foreign Tax law. Any amounts so deducted and withheld will be timely paid to the applicable Tax authority and will be treated for all purposes of this Agreement as having been paid to the holder of the Shares or holders of Stock Options, as the case may be, in respect of which such deduction and withholding was made.

(d) No Further Transfers. After the Effective Time, there will be no transfers on the stock transfer books of the Company of Shares that were outstanding immediately prior to the Effective Time other than to settle transfers of Shares that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Paying Agent, they will be cancelled and exchanged for the Merger Consideration as provided in this Article II.

(e) Termination of Payment Fund. Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares twelve months after the Effective Time will be delivered to the Surviving Corporation, on demand, and any holder of a Certificate or Book-Entry Share who has not theretofore complied with this Article II will thereafter look only to the Surviving Corporation for payment of his or her claims for Merger Consideration. Notwithstanding the foregoing, to the fullest extent permitted by applicable Law, none of Parent, MergerCo, the Company, the Surviving Corporation, the Paying Agent or any other Person will be liable to any former holder of Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as the Surviving Corporation may determine are necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration pursuant to this Agreement.

Section 2.3    Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary and to the extent provided under the DGCL, any Shares outstanding immediately prior to the Effective Time that are held by stockholders (each, a “Dissenting Stockholder”) that have neither voted in favor of the adoption of this Agreement nor consented thereto in writing and that have demanded properly in writing appraisal for such Shares and otherwise properly perfected and not withdrawn or lost his or her rights (the “Dissenting Shares”) in accordance with Section 262 of the DGCL will not be converted into, or represent the right to receive, the Merger Consideration. Such Dissenting Stockholders will be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenting Shares pursuant to Section 262 of the DGCL will thereupon be deemed to have been converted into, and represent the right to receive, the Merger Consideration in the manner provided in Article II and will no longer be Excluded Shares. The Company will give Parent prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law received by the Company relating to stockholders’ rights of appraisal. The Company will give Parent the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal. The Company will not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal or other treatment of any such demands.

Section 2.4    Treatment of Stock Options.

(a) Except as set forth in Section 2.4(a) of the Acquiror Disclosure Letter, each option to purchase Shares (collectively, the “Stock Options”), whether vested or unvested, outstanding immediately prior to the Effective Time pursuant to the Company Benefit Plans will at the Effective Time become fully vested and be cancelled and the holder of such Stock Option will, in full settlement of such Stock Option, receive from Parent or MergerCo (through the Paying Agent as provided in Section 2.2) an amount (subject to any applicable withholding tax) in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Stock Option multiplied by (y) the number of Shares subject to such Stock Option (with the aggregate amount of such payment rounded up to the nearest whole cent). The holders of Stock Options will have no further rights in respect of any Stock Options from and after the Effective Time.

(b) Upon the Effective Time, the Company shall deliver to the Paying Agent an electronic listing, suitable for the Paying Agent’s use, of each holder of Stock Options as of the Effective Time, provided that such listing shall be in form and content reasonably satisfactory to Parent. Parent or MergerCo shall instruct the Paying Agent to deliver the payment due each such holder promptly following the Effective Time.

(c) Prior to the Effective Time, the Company Board (or a committee thereof) will adopt such resolutions and will take such other actions as shall be required to effectuate the actions contemplated by this Section 2.4, without paying any consideration or incurring any debts or obligations on behalf of the Company or the Surviving Corporation.

Section 2.5    Timing of Equity Rollover. For the avoidance of doubt, the parties acknowledge and agree that the contribution of Shares to Parent or MergerCo pursuant to the Equity Rollover (and any subsequent contribution of such Shares prior to the Effective Time by Parent to MergerCo) shall be deemed to occur immediately prior to the Effective Time and prior to any other above-described event.

III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and MergerCo that, except (i) as set forth in the corresponding sections or subsections of the letter delivered to Parent and MergerCo by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in a particular section or subsection of the Company Disclosure Letter shall be deemed to be disclosed in each other section or subsection thereof to which the relevance of such information is reasonably apparent on its face), (ii) as may be disclosed in any of the Company SEC Documents filed on or after December 31, 2005 and at least five (5) Business Days prior to the date of this Agreement or (iii) as arising after the date of this Agreement from any actions taken by the Company or any of its Subsidiaries after the date hereof at, and in accordance with, the specific request of Parent, MergerCo or their respective Representatives to facilitate the Asset Sales:

Section 3.1    Organization; Power; Qualification. The Company and each of its Subsidiaries is a corporation, limited liability company or other legal entity duly organized, validly existing and in good standing (to the extent such concept is legally recognized) under the Laws of its jurisdiction of organization, except in the case of a Subsidiary, where the failure to be so incorporated, existing and in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries has the requisite corporate or similar power and authority to own, lease and operate its assets and to carry on its business as now conducted and as it will be conducted through the Effective Time. Each of the Company and its Subsidiaries is duly qualified or licensed to do business as a foreign corporation, limited liability company or other legal entity and is in good standing (to the extent such concept is legally recognized) in each jurisdiction where the character of the assets and properties owned, leased or operated by it or the nature of its business makes such qualification or license necessary, except where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Subsidiary is in violation of its organizational or governing documents, except for such violations that would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.2    Corporate Authorization; Enforceability.

(a) The Company has all requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to adoption of this Agreement by the Requisite Company Vote, to consummate the transactions contemplated by this Agreement, excluding the Asset Sales. The Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Negotiation Committee, at a duly held meeting has, by unanimous vote of all of the directors (other than Douglas L. Becker and R. Christopher Hoehn-Saric, each of whom abstained), (i) determined that it is in the best interests of the Company and its stockholders (other than stockholders who invest in Parent or MergerCo), and declared it advisable, to enter into this Agreement with Parent and MergerCo, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, including the Merger but excluding the Asset Sales, and (iii) subject to a Recommendation Change (as defined below) to the extent provided for under Section 5.3, resolved to recommend that the stockholders of the Company adopt this Agreement (including the recommendation of the Negotiation Committee, the “Company Board Recommendation”) and directed that such matter be submitted for consideration of the stockholders of the Company at the Company Stockholders Meeting. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, excluding the Asset Sales, have been duly and validly authorized by all necessary corporate action on the part of the Company, subject to obtaining the Requisite Company Vote.

(b) This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and MergerCo, constitutes a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except to the extent that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws, now or hereafter in effect, relating to creditor’s rights generally, (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity) and (iii) the remedy of specific performance and injunctive and other forms of equitable relief being subject to the discretion of the Governmental Entity before which any enforcement proceeding therefor may be brought.

Section 3.3    Capitalization; Options.

(a) The Company’s authorized capital stock consists solely of 120,000,000 shares of Common Stock and 20,000,000 shares of preferred stock (the “Preferred Stock”). As of the close of business on January 18, 2007 (the “Measurement Date”), 43,157,998 shares of Common Stock were issued and outstanding, and no shares of Preferred Stock were issued or outstanding. As of the Measurement Date, no shares of Common Stock were held in the treasury of the Company. No Shares are held by any Subsidiary of the Company. Since the Measurement Date until the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Stock Options outstanding as of the Measurement Date, there has been no change in the number of outstanding shares of capital stock of the Company or the number of shares issuable upon the exercise of outstanding Stock Options. As of the Measurement Date, Stock Options to purchase 3,285,275 shares of Common Stock were outstanding. Section 3.3(a) of the Company Disclosure Letter sets forth a true, complete and correct list of all Stock Options that are outstanding as of the Measurement Date, the exercise price of each such Stock Option, and with respect to the Persons specified thereon, the number of shares issuable upon the exercise of outstanding Stock Options held by each such Person. As of the date of this Agreement, except as set forth in this Section 3.3, there are no shares of capital stock or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or such securities or other rights which in each case have been issued by the Company (which term, for purposes of this Agreement, will be deemed to include stock appreciation rights, “phantom stock” or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights). Since the Measurement Date through the date of this Agreement, other than in connection with the issuance of Shares pursuant to the exercise of Stock Options outstanding as of the Measurement Date, there have been no issuances of any securities of the Company or any of its Subsidiaries.

(b) All outstanding Shares, and all shares of Common Stock reserved for issuance upon the exercise of Stock Options as noted in clause (a) above, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and are not and will not be subject to any pre-emptive rights.

(c) Except as set forth in this Section 3.3, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to issue, sell, or otherwise transfer to any Person, or to repurchase, redeem or otherwise acquire from any Person, any Shares, Preferred Stock, capital stock of any Subsidiary of the Company, or securities or other rights convertible or exchangeable into or exercisable for shares of capital stock of the Company or any Subsidiary of the Company or such securities or other rights.

(d) Other than the issuance of Shares upon exercise of Stock Options and the issuance of Shares to participants in the Company’s 401(k) plan in accordance with such plan, since December 31, 2005 and through the date of this Agreement, the Company has not declared or paid any dividend or distribution in respect of any of the Company’s securities, and neither the Company nor any Subsidiary has issued, sold, repurchased, redeemed or otherwise acquired any of the Company’s securities, and their respective boards of directors have not authorized any of the foregoing.

(e) Each Company Benefit Plan providing for the grant of Shares or of awards denominated in, or otherwise measured by reference to, Shares (each, a “Company Stock Award Plan”) is set forth (and identified as a Company Stock Award Plan) in Section 3.15(a) of the Company Disclosure Letter. The Company has made available to Parent or any of its Affiliates true, complete and correct copies of all Company Stock Award Plans and all forms of options and other stock based awards (including award agreements) issued under such Company Stock Award Plans.

Section 3.4    Subsidiaries and Company Joint Ventures. Section 3.4 of the Company Disclosure Letter sets forth each Subsidiary of the Company and the jurisdiction of organization of each such Subsidiary. All of the issued and outstanding shares of capital stock, voting securities or other equity interests of the Company’s Subsidiaries are directly or indirectly owned beneficially and of record by the Company, free and clear of all Liens, other than Liens created as a result of federal or state securities laws, and all such shares or interests have been duly authorized, validly issued and fully paid and, in the case of shares of capital stock issued by a corporate entity formed under the laws of the United States, nonassessable, free of any preemptive rights. Neither the Company nor any Subsidiary have any direct or indirect equity interest in any Company Joint Venture.

Section 3.5    Required Filings and Consents. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger but excluding the Asset Sales, do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, (x) any international, foreign, supranational, national, federal, state, provincial or local governmental, regulatory or administrative authority (including any self-regulatory authority), agency, commission, court, tribunal or arbitral body, whether domestic or foreign (each, a “Governmental Entity”) or (y) any entity or organization, whether private or quasi-private, whether foreign or domestic, which is not a Governmental Entity and which engages in the granting or withholding of accreditation of supplemental education services in accordance with standards and requirements relating to the performance, operations, financial condition and/or academic standards of such services (each such entity or organization, an “Accrediting Body”), other than: (i) the filing and recordation of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) applicable requirements of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”); (iii) any filings with, and approvals from, relevant state securities administrators or related to the blue sky laws of various states; (iv) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement (the “Company Proxy Statement”) relating to the special meeting of the stockholders of the Company to be held to consider the adoption of this Agreement (the “Company Stockholders Meeting”) and the related Rule 13E-3 Transaction Statement (the “Schedule 13E-3”); (v) any filings required by, and any approvals required under, the rules and regulations of the National Association of Securities Dealers, Inc. or its wholly owned Subsidiary, NASD Regulation, Inc., or any successor entity or entities thereto (collectively, the “NASD”), including requirements of the NASDAQ Stock Market (the “NASDAQ”); (vi) compliance with and filings under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (B) applicable requirements of Council Regulation (EC) No. 139/2004 of the Council of the European Union (the “EC Merger Regulation”), if any, and (C) applicable competition or merger control Laws of any other jurisdiction identified in Section 3.5(vi) of the Company Disclosure Letter (the “Foreign Merger Control Laws”); (vii) any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity or Accrediting Body identified in Section 3.5(vii) of the Company Disclosure Letter; and (viii) in such circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have a Company Material Adverse Effect.

Section 3.6    Non Contravention. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger but excluding the Asset Sales, do not and will not:

(a) conflict with or result in any breach of any provision of (i) the Company Organizational Documents or (ii) any Subsidiary’s organizational or governing documents;

(b) result in any violation, or the breach of, or constitute a default (with notice or lapse of time or both) under (or give rise to any right of termination, cancellation or acceleration or guaranteed payments under or to, a loss of a material benefit or result in the creation or imposition of a Lien under) any of the terms, conditions or provisions of any Company Contract, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, losses or imposition of Liens which would not, individually or in the aggregate, reasonably be expected to (i) result in a Company Material Adverse Effect, or (ii) prevent or materially delay the consummation of the transactions contemplated hereby or the Company’s ability to perform its obligations hereunder; or

(c) contravene or conflict with, or result in any violation or breach of, any Permit of the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to (i) result in a Company Material Adverse Effect, or (ii) prevent or materially delay the consummation of the transactions contemplated hereby (excluding the Asset Sales) or the Company’s ability to perform its obligations hereunder; or

(d) violate the provisions of any Law, Order or any standard or requirement of any Accrediting Body, applicable to the Company or any of its Subsidiaries, except for any such violations which would not, individually or in the aggregate, reasonably be expected to (i) result in a Company Material Adverse Effect or (ii) prevent or materially delay the consummation of the transactions contemplated hereby or the Company’s ability to perform its obligations hereunder.

Section 3.7    Accreditation and Licensing. Since June 30, 2005, except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are (i) accredited by, and in good standing with, and in compliance in all material respects with the requirements of their respective applicable Accrediting Bodies and (ii) licensed to operate by, in good standing with, and in compliance in all material respects with the requirements of the Governmental Entities in the states or foreign jurisdictions in which they operate; and, in each case, the Company and its Subsidiaries have not received written notice of, and the Company has no Knowledge of, any facts or circumstances which would materially interfere with or jeopardize such license or accreditation.

Section 3.8    Compliance with Laws and Permits. As of the date hereof, the Company and each of its Subsidiaries is in possession of all Permits necessary for it to own, lease and operate its properties and assets or to carry on its business as it is now being conducted in compliance with applicable Laws, and all such Permits are in full force and effect, except where the failure to hold such Permits, or the failure of such Permits to be in full force and effect, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where such suspension or cancellation would not be reasonably expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of, nor since January 1, 2004 has the Company or any such Subsidiary violated or, to the Knowledge of the Company, nothing is under investigation with respect to or has been threatened to be charged with, or been given notice of, any violation of, any applicable Law, except for any violation or possible violation that has not had and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect. This Section 3.8 does not relate to matters with respect to Taxes or Environmental Laws which are exclusively the subject of Section 3.17 and Section 3.18, respectively.

Section 3.9    Voting.

(a) The Requisite Company Vote is the only vote of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries necessary to approve and adopt this Agreement and approve the Merger and the other transactions contemplated thereby, excluding the Asset Sales.

(b) There are no voting trusts, proxies or similar agreements, arrangements or commitments to which the Company or any of its Subsidiaries is a party with respect to the voting of any shares of capital stock of the Company or any of its Subsidiaries, other than the Voting Agreement. There are no bonds, debentures, notes or other instruments of indebtedness of the Company or any of its Subsidiaries that have the right to vote, or that are convertible or exchangeable into or exercisable for securities or other rights having the right to vote, on any matters on which stockholders of the Company may vote.

Section 3.10    Financial Reports and SEC Documents.

(a) The Company has filed or furnished all forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or other applicable securities statutes, regulations, policies and rules since September 22, 2004 (the forms, statements, reports and documents filed or furnished with the SEC since September 22, 2004, including any exhibits and amendments thereto, the “Company SEC Documents”). Each of the Company SEC Documents, at the time of its filing (except as and to the extent such Company SEC Document has been modified or superseded in any subsequent Company SEC Document filed and publicly available at least five (5) Business Days prior to the date of this Agreement), complied in all material respects with the applicable requirements of each of the Exchange Act and the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). As of their respective dates, except as and to the extent modified or superseded in any subsequent Company SEC Document filed and publicly available at least five (5) Business Days prior to the date of this Agreement, the Company SEC Documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. The Company SEC Documents included all certificates required to be included therein pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (“SOX”), and the internal control report and attestation of the Company’s outside auditors required by Section 404 of SOX. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Documents. To the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review or outstanding SEC comment.

(b) Each of the consolidated balance sheets, statements of income, changes in stockholders’ equity and cash flows of the Company and its Subsidiaries included in or incorporated by reference into the Company SEC Documents (including any related notes and schedules) (i) fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries as of the date of each such balance sheet, and the results of operations and cash flows of the Company and its Subsidiaries, as the case may be, for the periods set forth in each such consolidated statement of income, changes in stockholders’ equity and cash flows (subject, in the case of unaudited statements, to the absence of notes and normal year-end audit adjustments that are not expected to be material in amount or effect) and (ii) has in each case been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(c) The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset and liability accountability, (iii) access to assets or incurrence of liability is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any differences. The Company has timely filed and made publicly available on the SEC’s EDGAR system prior to the date hereof, all certifications and statements required by (A) Rule 13a-14 or Rule 15d-14 under the 1934 Act and (B) Section 906 of SOX with respect to any Company SEC Documents. The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the 1934 Act; such controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files with or submits to the SEC (x) is recorded, processed, summarized and reported accurately within the time periods specified in the SEC’s rules and forms and (y) is accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company maintains internal control over financial reporting required by Rule 13a-14 or Rule 15d-14 under the 1934 Act; such internal control over financial reporting is effective and does not contain any material weaknesses.

(d) To the Company’s Knowledge, (x) from January 1, 2005 through the date of this Agreement, none of the Company or any of its Subsidiaries, or any director, officer or independent auditor of the Company or any of its Subsidiaries, has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, and (y) since January 1, 2005, through the date of this Agreement, no attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or other duty recognized under applicable federal or state statutory or regulatory Law or at common Law (including any abdication of duty, abuse of trust or approval of unlawful transactions) or similar violation, relating to periods after January 1, 2005, by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company.

Section 3.11    Undisclosed Liabilities. Except as and to the extent disclosed or reserved against on the consolidated balance sheet of the Company and its Subsidiaries dated as of September 30, 2006 (including the notes thereto) included in the Company SEC Documents or disclosed in the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and whether or not required to be disclosed, reserved against or otherwise provided for, other than (i) liabilities or obligations incurred in the ordinary course of business consistent with past practice since September 30, 2006, (ii) liabilities or obligations that the Company is expressly permitted to incur pursuant to Section 5.1 or that are incurred pursuant to, and in accordance with the terms of, Contracts listed on Section 3.14 of the Company Disclosure Letter (as in effect on the date hereof, without amendment or modification), (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (iv) fees and expenses actually incurred by the Company in connection with the transactions contemplated by this Agreement (excluding the Asset Sales) and estimated on the date hereof at Nine Million dollars ($9,000,000) in the aggregate (excluding any fees and expenses related to any litigation arising in connection with the transactions contemplated hereby or incurred in connection with responding to any Takeover Proposal).

Section 3.12    Absence of Certain Changes.

(a) Since December 31, 2005, there has not been any Company Material Adverse Effect or any change, event or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) Since December 31, 2005, the Company and each of its Subsidiaries have conducted their business only in the ordinary course of business consistent with past practice, and there has not been any (i) action or event that, if taken on or after the date of this Agreement without Parent’s consent, would violate the provisions of any of Sections 5.1(a), (b), (c)(i) –(ii), (c)(iv) –(v), (d)(i) –(iii) or (d)(v), (e) (except with respect to mergers or consolidations between entities that were wholly owned by the Company at the time of merger or consolidation), (f) (except with respect to dispositions of assets in the ordinary course of business consistent with past practice), (h), (k), (l), (m), (n), (o) (except with respect to the Company’s Subsidiaries or former Subsidiaries), (p) and (q) or (ii) agreement or commitment to do any of the foregoing.

Section 3.13    Litigation.

Other than workers compensation claims arising in the ordinary course of business and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no claims, actions, suits, demand letters, judicial, administrative or regulatory proceedings or hearings, notices of violation, or, to the Company’s Knowledge, investigations before any Governmental Entity (each, a “Legal Action”) pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries or any executive officer or director of Company or any of its Subsidiaries in connection with his or her status as a director or executive officer of the Company or any of its Subsidiaries, other than any claims, actions, suits or demand letters relating to the Merger and the other transactions contemplated by this Agreement of which the Company obtains Knowledge, without inquiry or investigation, after the date of this Agreement. There is no outstanding material Order against the Company or any of its Subsidiaries or by which any property, asset or operation of the Company or any of its Subsidiaries is bound or affected. To the Knowledge of the Company, as of the date of this Agreement, neither the Company, any Subsidiary of the Company, nor any executive officer or director of the Company or any such Subsidiary is under any investigation by any Governmental Entity related to the conduct of the Company’s or any such Subsidiary’s business that could reasonably be expected to have a Company Material Adverse Effect.

Section 3.14    Contracts.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract: (i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act) to be performed in full or in part after the date of this Agreement that has not been filed in the Company SEC Documents; (ii) which constitutes a contract or commitment relating to material indebtedness of the Company or its Subsidiaries for borrowed money (whether incurred, assumed, guaranteed or secured by any asset); (iii) which contains any provision that would prohibit or materially restrict the ability of the Company or any of its Subsidiaries to operate in any geographical area or compete or operate in any line of business in which the Company or such Subsidiary, as applicable, presently is engaged. Each contract, arrangement, commitment or understanding of the type described in clause (i) of this Section 3.14(a), whether or not set forth in the Company Disclosure Letter or in the Company SEC Documents, is referred to herein as a “Disclosed Contract” (for purposes of clarification, each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date of this Agreement, whether or not filed with the SEC, is a Disclosed Contract) and true, complete and correct copies thereof have been provided to Parent by the Company.

(b)        (i) Except for such failure to be valid and binding and in full force and effect as would not reasonably be expected to have a Company Material Adverse Effect, each Disclosed Contract is valid and binding on the Company and any of its Subsidiaries that is a party thereto, as applicable, and in full force and effect, other than any such Company Contract that expires or is terminated after the date hereof in accordance with its terms or amended by agreement with the counterparty thereto (provided that, if any such Disclosed Contract is so amended in accordance with its terms after the date hereof (provided such amendment is not prohibited by the terms of this Agreement), then to the extent the representation and warranty contained in this sentence is made or deemed made as of any date that is after the date of such amendment, the reference to “Disclosed Contract” in the first clause of this sentence shall be deemed to be a reference to such contract as so amended), (ii) the Company and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each Company Contract, except where such noncompliance would not reasonably be expected to have a Company Material Adverse Effect, and (iii) neither the Company nor any of its Subsidiaries knows of, or has received notice of, the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any such Disclosed Contract, except where such default would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.15    Benefit Plans.

(a) Section 3.15(a) of the Company Disclosure Letter contains a true, complete and correct list as of the date of this Agreement of each Material Company Benefit Plan. Each Material Company Benefit Plan that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control (within the meaning of Section 4063 of ERISA) (a “Multiple Employer Plan”) is denoted as such in Section 3.15(a) of the Company Disclosure Letter. No entity other than the Company and its Subsidiaries is a member of the Company’s “controlled group” (within the meaning of Section 414 of the Code).

(b) With respect to each Material Company Benefit Plan, other than any Multiemployer Plan, if applicable, the Company has provided or made available to Parent true, complete and correct copies of (i) all plan texts and agreements and related trust agreements (or other funding vehicles); (ii) the most recent summary plan descriptions and material employee communications concerning the extent of the benefits provided under a Material Company Benefit Plan; (iii) the three most recent annual reports (including all schedules); (iv) the three most recent annual audited financial statements and opinions; (v) if the plan is intended to qualify under Section 401(a) of the Code, the most recent determination letter received from the Internal Revenue Service (the “IRS”); and (vi) all material communications with any Governmental Entity given or received since June 30, 2004. There is no present intention that any Material Company Benefit Plan, other than a Multiemployer Plan, be materially amended, suspended or terminated, or otherwise modified to adversely change benefits (or the level thereof) under any Company Benefit Plan, other than a Multiemployer Plan, at any time within the 12 months immediately following the date of this Agreement.

(c) Since December 31, 2005, there has not been any amendment or change in interpretation relating to any Company Benefit Plan, other than a Multiemployer Plan, which would materially increase the cost of such plan, or, in the case of any Company Benefit Plan other than a Material Company Benefit Plan and other than a Multiemployer Plan, materially increase the aggregate cost to the Company of maintaining all Company Benefit Plans that are not Material Company Benefit Plans.

(d) With respect to each Material Company Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code: (i) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived; (ii) the fair market value of the assets of such plan equals or exceeds the actuarial present value of all accrued benefits under such plan (whether or not vested); (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation by the Company of the transactions contemplated by this Agreement (excluding the Asset Sales) will not result in the occurrence of any such reportable event; (iv) no liability (other than for premiums to the Pension Benefit Guaranty Corporation (the “PBGC”)) under Title IV of ERISA has been or is expected to be incurred by the Company or any of its Subsidiaries; and (v) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, and, to the Company’s Knowledge, no condition exists that presents a risk that such proceedings will be instituted or which would constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any such plan. Neither the Company nor any of its Subsidiaries has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan other than a plan listed in Section 3.15(a) of the Company Disclosure Letter. To the Knowledge of the Company, (x) neither the Company nor any of its Subsidiaries would be reasonably expected to be liable for any material liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) (a “Withdrawal Liability”) that has not been satisfied in full and (y) with respect to each Company Benefit Plan that is a Multiemployer Plan, neither the Company nor any of its Subsidiaries has received any notification that any such plan is in reorganization, has been terminated, is insolvent, or may reasonably be expected to be in reorganization, to be insolvent, or to be terminated.

(e) Each Company Benefit Plan, other than a Multiemployer Plan, that requires registration with a Governmental Entity has been properly registered, except where any failure to register would not reasonably be expected to have a Company Material Adverse Effect. Each Company Benefit Plan, other than a Multiemployer Plan, which is intended to qualify under Section 401(a) of the Code has been issued a favorable determination letter by the IRS with respect to such qualification, its related trust has been determined to be exempt from taxation under Section 501(a) of the Code and no event has occurred since the date of such qualification or exemption that would reasonably be expected to materially adversely affect such qualification or exemption. Each Company Benefit Plan, other than a Multiemployer Plan, has been established and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and other applicable Laws. No event has occurred and no condition exists that would reasonably be expected to subject the Company by reason of its affiliation with any current or former member of its “controlled group” (within the meaning of Section 414 of the Code) to any material (i) Tax, penalty, fine, (ii) Lien (other than a Permitted Lien) or (iii) other liability imposed by ERISA, the Code or other applicable Laws.

(f) There are no (i) Company Benefit Plans under which welfare benefits are provided to past employees or made available to present employees of the Company and its Subsidiaries beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws, the contributions for which are fully paid by such employees or their dependents; or (ii) unfunded Company Benefit Plan obligations with respect to any past or present employees of the Company and its Subsidiaries that are not fairly reflected by reserves shown on the most recent financial statements contained in the Company SEC Documents, except in the case of clause (i) or (ii) as would not have, or reasonably be expected to have, a Company Material Adverse Effect.

(g) Neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby (excluding the Asset Sales) will (either alone or in combination with another event): (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Company Benefit Plan; (ii) increase any benefits otherwise payable under any Company Benefit Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits, other than vesting to comply with Section 401(a) of the Code; (iv) assuming that none of the assets being used by Parent or MergerCo in connection with the transactions contemplated hereby constitute “plan assets” within the meaning of Section 3(42) of ERISA or 29 C.F.R. 2510.3-101, result in a non-exempt “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code; (v) limit or restrict the right of the Company to merge, amend or terminate any of the Company Benefit Plans; or (vi) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(h) None of the Company, any of its Subsidiaries, or any Company Benefit Plan, nor to the Knowledge of the Company, any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA), has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA) which has resulted or would reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole. With respect to any Material Company Benefit Plan, other than a Multiemployer Plan, (i) no Legal Actions (including any administrative investigation, audit or other proceeding by the Department of Labor or the Internal Revenue Service but excluding routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened, and (ii) to the Knowledge of the Company, no events or conditions have occurred or exist that would reasonably be expected to give rise to any such Legal Actions, except in each case such as would not reasonably be expected to have a Company Material Adverse Effect.

(i) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of the Company (i) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code, the regulations promulgated thereunder and IRS Notice 2005-1 and (ii) has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004.

(j) Every stock option issued by the Company (i) was issued in compliance with the terms of the plan under which it was issued and in compliance with applicable laws, rules and regulations, including the rules and regulations of the NASDAQ, and (ii) has been accounted for in accordance with GAAP and otherwise been disclosed in accordance in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations thereunder, including Rule 402 of Regulation S-K.

(k) Each Company Benefit Plan that has been adopted or maintained by the Company or any of its Affiliates, whether informally or formally, or with respect to which the Company or any of its Affiliates will or may have any liability, for the benefit of employees of the Company or any of its Subsidiaries who perform services outside the United States (each a

“Company International Employee Plan”) has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such Company International Employee Plan. No Company International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued on the Company’s balance sheets included in or incorporated by reference into the Company SEC Documents. Except as required by law, no condition exists that would prevent the Company from terminating or amending any Company International Employee Plan at any time for any reason without liability to the Company or any of its Affiliates (other than ordinary administration expenses or routine claims for benefits).

(l) Except as set forth on Section 3.15(l) of the Company Disclosure Letter, (i) the liabilities of the Company and its Subsidiaries do not include any obligation to make any payments that, individually or collectively, would reasonably be expected to give rise to the payment of any material amount that would not be deductible pursuant to Sections 280G or 162(m) of the Code, and (ii) the liabilities of the Company and its Subsidiaries do not include any obligations under any contract, agreement, plan or arrangement to which the Company is a party or by which it is bound to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code.

Section 3.16    Labor Relations.

(a) Except as would not reasonably be expected to have a Company Material Adverse Effect: (x) none of the employees of the Company or its Subsidiaries is represented by a union and, to the Knowledge of the Company, no union organizing efforts have been conducted or threatened since June 30, 2004 or are currently being conducted or threatened, (y) neither the Company nor any of its Subsidiaries is a party to or negotiating any collective bargaining agreement or other labor Contract, and (z) there is no pending, and, to the Knowledge of the Company, there is no threatened, strike, picket, work stoppage, work slowdown or other organized labor dispute affecting the Company or any of its Subsidiaries.

(b) Except as would not reasonably be expected to have a Company Material Adverse Effect, there are no material unfair labor practice charges or complaints pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

Section 3.17    Taxes.

(a) All material Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been properly prepared and timely filed, and all such Tax Returns are true, correct and complete in all material respects. There are no adjustments relating to such Tax Returns that have been proposed in writing by any Tax authority and to the Company’s Knowledge as of the date hereof no basis exists for any such adjustment and there are no Tax liens on any of the Assets for Taxes that are not Permitted Liens.

(b) The Company and its Subsidiaries have fully and timely paid all Taxes (whether or not shown to be due on the Tax Returns) required to be paid by any of them. The

Company and its Subsidiaries have made adequate provision for any Taxes that are not yet due and payable for all taxable periods on the most recent financial statements contained in the Company SEC Documents to the extent required by GAAP or in the case of foreign entities, in accordance with generally applicable accounting principles in the relevant jurisdiction.

(c) As of the date of this Agreement, there are no outstanding agreements extending or waiving the statutory period of limitations applicable to any claim for, or the period for the collection, assessment or reassessment of, Taxes due from the Company or any of its Subsidiaries for any taxable period and, to the Knowledge of the Company, no request for any such waiver or extension is currently pending. The Company has not received any written requests for information by any Tax authority that are currently outstanding that could adversely affect the Taxes of the Company or any of its Subsidiaries; and there are no proposed reassessments received in writing by the Company of any property owned by the Company or any of its Subsidiaries or other proposals that could increase the amount of any Tax to which the Company or any of its Subsidiaries would be subject.

(d) As of the date of this Agreement, no audit or other proceeding by any Governmental Entity is pending or, to the Knowledge of the Company, threatened with respect to any Taxes due from or with respect to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to any Tax sharing or similar Tax agreement (other than an agreement exclusively between or among the Company and its Subsidiaries) pursuant to which it will have any obligation to make any payments on account of indemnification for Taxes after the Closing Date. Neither the Company nor any of its Subsidiaries has any liability as a result of being or having been before the Closing Date a member of an affiliated, consolidated, combined or unitary group, other than a group of which the Company and its Subsidiaries are currently members, or as a result of a Tax sharing, Tax indemnity or Tax allocation agreement.

(f) Neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was intended to be governed in whole or in part by Section 355 or 361 of the Code in the two years prior to the date of this Agreement.

(g) Neither the Company nor any of its Subsidiaries will be required based upon actions taken by the Company or any of its Subsidiaries prior to the Closing to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date.

(h) As of the date hereof, neither the Company nor any of its Subsidiaries has agreed to nor has already been required to make any adjustment under Section 481(a) of the Code for any taxable year ending after the Closing.

(i) Neither the Company nor any of its Subsidiaries is a party to any understanding or arrangement described in Section 6111(d) or Section 6662(d)(2)(C)(ii) of the Code, and, to the Knowledge of the Company, has “participated” in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4 (without regard to Section (b)(3) thereof).

(j) Neither the Company nor any of its Subsidiaries has participated in or cooperated with an international boycott within the meaning of Section 999 of the Code or been requested to do so in connection with any transaction or proposed transaction.

(k)        (i) The Company has provided or made available to Parent true, complete and correct copies of (A) all material Tax Returns filed by the Company or any of its Subsidiaries for Tax years ending in 2004 and thereafter and (B) all ruling requests, private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, and similar documents sent to or received by the Company or any of its Subsidiaries relating to Taxes; and (ii) the Company is not, and has not at any time during the last five years been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

Section 3.18    Environmental Liability. Except for matters that would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws and have obtained or applied for all Environmental Permits necessary for their operations as currently conducted; (ii) there have been no Releases of any Hazardous Materials that require investigation or remediation by the Company or any of its Subsidiaries pursuant to any Environmental Law; and (iii) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

Section 3.19    Intellectual Property.

(a) As of the date of this Agreement (i) the Company or one or more of its Subsidiaries own, in all material respects, all rights, title and interest in and to, or otherwise has, in all material respects, a valid right to use, all Intellectual Property necessary to conduct the Business as it is conducted as of the date of this Agreement, (ii) there are no Legal Actions instituted or pending against the Company or any of its Subsidiaries or, to the Knowledge of the Company, threatened in writing in the two (2) year period immediately preceding the date of this Agreement by any Person, contesting or challenging the right of the Company or any of its Subsidiaries to use any of the material Intellectual Property owned or used by the Company or any of its Subsidiaries in the conduct of the Business or alleging that such material Intellectual Property infringes or otherwise violates the Intellectual Property of any third party; and to the Knowledge of the Company, no Person is infringing or otherwise violating in any material respect any of the Intellectual Property owned or used by the Company or any of its Subsidiaries; (iii) each trademark registration, service mark registration, copyright registration, domain name registration and patent that is owned by the Company or any of its Subsidiaries is subsisting; (iv) neither the Company nor any of its Subsidiaries has received any written notice claiming that it has infringed or otherwise violated any Intellectual Property of any third party; (v) the Company and its Subsidiaries make reasonable efforts to protect and maintain their Intellectual Property and the security of their technology systems and software; and (vi) the consummation by the Company of the Merger and the other transactions contemplated by this Agreement to be consummated by the Company (excluding the Asset Sales) will not impair the right of the Company or any of its Subsidiaries immediately following the Merger to use any Intellectual Property currently owned or used by the Company or any of its Subsidiaries in the conduct of the Business as currently conducted. To the Knowledge of the Company, the Company and its Subsidiaries are in compliance in all material respects with applicable Laws relating to data protection and privacy and their own privacy policies.

(b) All material franchise and license agreements granting to third parties the right to use the Intellectual Property give the Company and its Subsidiaries as franchisor or licensor and its successors and assigns the rights to control the quality of products and services sold under the material trademarks described under the franchise agreements or license agreements, as the case may be.

(c) Section 3.19(c) of the Company Disclosure Letter sets forth all material registered trademarks and registered service marks, trademark and service mark registration applications, domain name registrations, copyright registrations, copyright registration applications, patents and patent applications, currently owned by the Company or its Subsidiaries.

Section 3.20    Title to Real Properties. Neither the Company nor any of its Subsidiaries own any real property. The Company and each of its Subsidiaries have good and valid leasehold interests in all real property leased by them, except as would not reasonably be expected to have a Company Material Adverse Effect. With respect to all leases under which the Company or any of its Subsidiaries lease any real property, such leases are in good standing, valid and effective against the Company or any of its Subsidiaries and, to the Company’s Knowledge, the counterparties thereto, in accordance with their respective terms, and there is not, under any of such leases any existing default by the Company or any of its Subsidiaries or, to the Company’s Knowledge, the counterparties thereto, or any event which, with notice or lapse of time or both, would become a default by the Company or any of its Subsidiaries or, to the Company’s Knowledge, the counterparties thereto, other than failures to be in good standing and defaults under such leases which would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.21    Franchises. With respect to the Business,

(a) Section 3.21(a) of the Company Disclosure Letter sets forth a list, which is true, complete and correct in all material respects, of each of the Company’s franchisees, the applicable form of franchise agreement (collectively, the “Franchise Agreements”) and the stated termination date of each such Franchise Agreement.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement, all Franchise Agreements constitute valid and binding obligations of the Company or any of its Subsidiaries party thereto, as the case may be, enforceable against the Company or its applicable

Subsidiaries in accordance with their respective terms, except to the extent that the enforcement thereof may be limited by (i) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditor’s rights generally, (ii) general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity) and (iii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to the discretion of the Governmental Entity before which any enforcement proceeding therefor may be brought. The consummation by the Company of the transactions contemplated by this Agreement (excluding the Asset Sales) will not constitute a breach or default or other event which, with notice, lapse of time, or both, would constitute a default or an event of default under any Franchise Agreement or Development Agreement.

(c) Neither the Company nor any of its Subsidiaries has entered into any contracts, agreements or arrangements, orally or in writing, whereby the Company or any of its Subsidiaries receive rebates, commissions, discounts or other payments or remuneration based on purchases by Franchisees or Licensees.

Section 3.22    Franchise Registration.

(a) To the Knowledge of the Company, the jurisdictions in which the Company and its Subsidiaries are registered as of the date hereof are the only jurisdictions in which they are required to be registered in light of the rights granted under the Franchise Agreements.

(b) The Company has made available to Parent each material letter or other material correspondence from federal, state and/or foreign franchise examiners received by the Company since January 1, 2004 through the date of this Agreement relating to:

(i) franchise or license agreements for the Business System or the Business Marks currently in effect as of the date of this Agreement;

(ii) franchise registration status of the Company in that jurisdiction with respect to the sale of franchises for Franchised Learning Centers;

(iii) the Company’s exemption from the registration provisions of jurisdiction’s franchise registration law with respect to the sale franchises for Franchised Learning Centers;

(iv) the form of each franchise offering circular provided to Franchisees or Licensees or registered with any jurisdiction since January 1, 2004 with respect to the sale of franchises for Franchised Learning Centers; and

(v) the form of each franchise offering circular, if any, currently being used by the Company in connection with offers to sell and sales of franchises for Franchised Learning Centers.

(c)(i) The offers and sales of franchises for Franchised Learning Centers have been made in substantial compliance with applicable Laws and (ii) since such offers or sales, the Company has not committed any material violation of any applicable Laws with respect to the operation of the Business System or the administration of any Franchise Agreement or Development Agreement. Without limitation of the foregoing, no right of rescission or set-off exists or has been asserted or threatened with respect to any Franchise Agreement or Development Agreement.

Section 3.23    Takeover Statutes; No Rights Agreement; Company Certificate.

(a) The approval by the Company Board of this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement (excluding the Asset Sales) and the Voting Agreement constitutes approval of this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement (excluding the Asset Sales) and the Voting Agreement for purposes of Section 203 of the DGCL and represents the only action necessary to ensure that none of the restrictions provided for in Section 203 of the DGCL apply or will apply to the execution, delivery, performance and consummation of this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement (excluding the Asset Sales) and the Voting Agreement.

(b) The Company and its Board have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination or other similar anti-takeover provision under the Certificate of Incorporation or the laws of Delaware or any other jurisdiction that is, or is reasonably likely to become, applicable to the Company as a result of the transactions contemplated by this Agreement and the Voting Agreement, including the Merger but excluding the Asset Sales.

(c) The Company has not adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Common Stock or a change in control of the Company.

Section 3.24    Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge, any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries, used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

Section 3.25    Opinion of Financial Advisor. Each of Credit Suisse Securities (USA) LLC and Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (collectively, the “Company Financial Advisors”) has delivered to the Negotiation Committee its written opinion (or oral opinion to be confirmed in writing) to the effect that, as of January 27, 2007 and subject to the assumptions, qualifications and limitations set forth in such opinion, the Merger Consideration was fair to the holders of Common Stock (other than Apollo Sylvan, LLC, Apollo Sylvan II, LLC, Parent, MergerCo, the holders of direct or indirect equity interests in Parent and each of their respective Affiliates, including those stockholders of the Company who will exchange their Shares for membership interests in Parent prior to the Effective Time) from a financial point of view. The Company has provided to Parent a true, complete and correct copy of such opinions; it being agreed that Parent and MergerCo have no rights with respect to such opinions.

Section 3.26    Brokers and Finders. Other than the Company Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has provided to Parent a true, complete and correct copy of all agreements between the Company and each Company Financial Advisor under which a Company Financial Advisor would be entitled to any payment relating to the Merger or such other transactions.

Section 3.27    Interested Party Transactions. Except for employment Contracts entered into in the ordinary course of business consistent with past practice or filed as an exhibit to a Company SEC Report at least five (5) Business Days prior to the date hereof, Section 3.27 of the Company Disclosure Letter (i) sets forth a true, complete and correct list of the contracts or arrangements under which the Company has any existing or future liabilities of the type required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC (an “Affiliate Transaction”), between the Company or any of its Subsidiaries, on the one hand, and, on the other hand, any (A) present or former officer or director of the Company or any of its Subsidiaries or any of such officer’s or director’s immediate family members, (B) record or beneficial owner of more than 5% of the Shares, or (C) any Affiliate of any such officer, director or owner, and (ii) identifies each Affiliate Transaction that is in existence as of the date of this Agreement.

IV. REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGERCO

Except as set forth in the letter (the “Acquiror Disclosure Letter”) delivered by Parent and MergerCo to the Company concurrently with the execution of this Agreement (each section of which, to the extent specified therein, qualifies the correspondingly numbered representation and warranty or covenant of Parent or MergerCo contained herein), Parent and MergerCo hereby represent and warrant to the Company as follows:

Section 4.1    Organization and Power. Parent is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted. MergerCo is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware and has the requisite power and authority to own, lease and operate its assets and properties and to carry on its business as now conducted.

Section 4.2    Corporate Authorization. Parent and MergerCo each have all requisite corporate or other power and authority to enter into and to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and MergerCo and the consummation by each of Parent and MergerCo of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company or corporate action on the part of each of Parent and MergerCo.

Section 4.3    Enforceability. This Agreement has been duly executed and delivered by each of Parent and MergerCo and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding agreement of each of Parent and MergerCo, enforceable against each of Parent and MergerCo in accordance with its terms, except to the extent that the enforcement thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws now or hereafter in effect relating to creditor’s rights generally, (b) general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or in equity) and (c) the remedy of specific performance and injunctive and other forms of equitable relief being subject to the discretion of the Governmental Entity before which any enforcement proceeding therefor may be brought.

Section 4.4    Required Filings and Consents. The execution, delivery and performance of this Agreement by each of Parent and MergerCo and the consummation by each of Parent and MergerCo of the transactions contemplated by this Agreement do not and will not require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or Accrediting Body other than: (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (b) applicable requirements of the Exchange Act; (c) the filing with the SEC of the Company Proxy Statement and the Schedule 13E-3; (d) any filings required by, and any approvals required under, the rules and regulations of the NASD or the NASDAQ; (e) compliance with and filings under (i) the HSR Act, (ii) any applicable requirements of the EC Merger Regulation, and (iii) any applicable requirements of any Foreign Merger Control Law; (f) any consent, approval or other authorization of, or filing with or notification to, any Governmental Entity or Accrediting Body identified in Section 4.4 of the Acquiror Disclosure Letter or Schedule 6.1(b)(iv) to this Agreement; and (g) in such other circumstances where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not reasonably be expected to have a MergerCo Material Adverse Effect.

Section 4.5    Non-Contravention. The execution, delivery and performance of this Agreement by each of Parent and MergerCo and the consummation by each of Parent and MergerCo of the transactions contemplated by this Agreement, including the Merger, do not and will not:

(a) conflict with, or result in any breach of any provision of the organizational documents of either Parent or MergerCo; or

(b) contravene or conflict with, or result in any violation of breach of, any Permit of the Company or any of its Subsidiaries;

(c) violate the provisions of any Law applicable to either Parent or MergerCo or any of MergerCo’s Subsidiaries except for any such violations as would not, individually or in the aggregate, reasonably be expected to (i) result in a MergerCo Material Adverse Effect or (ii) prevent or materially delay the consummation of the transactions contemplated hereby or Parent’s or MergerCo’s or any of MergerCo’s Subsidiary’s ability to perform their respective obligations hereunder.

Section 4.6    Financing. True, complete and correct copies of the following documents have been delivered to the Company: (i) the fully executed commitment letter, dated as of the date of this Agreement (the “Debt Financing Letter”), pursuant to which J.P. Morgan Securities, Inc. and JPMorgan Chase Bank, N.A. have committed, subject to the terms and conditions thereof, to lend to Parent and/or MergerCo the amounts set forth therein (the “Debt Financing”), and (ii) the fully executed equity commitment letters, dated as of the date of this Agreement, from funds managed by Sterling Capital Partners, LLC, Sterling Capital Partners II, LLC, and Citigroup Alternative Investments LLC (the “Equity Financing Letters” and together with the Debt Financing Letter, the “Financing Letters”), pursuant to which such parties have committed, subject to the terms and conditions thereof, to provide or cause to be provided to Parent and/or MergerCo the cash amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”). The Financing Letters are the only agreements that have been entered into by Parent or its respective Affiliates with respect to the Financing. Prior to the date of this Agreement, (i) none of the Financing Letters has been amended or modified, and (ii) the respective commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. Subject to the seventh and eighth sentences of this paragraph, and the terms and conditions set forth therein, each of the Financing Letters, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and/or MergerCo and, to MergerCo’s Knowledge, the other parties thereto. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent and/or MergerCo under any term or condition of the Financing Letters. Parent and/or MergerCo has fully paid any and all commitment fees or other fees incurred in connection with the Financing Letters that have become due and payable. Subject to its terms and conditions, the Financing, when funded in accordance with the Financing Letters, and after giving effect to the Equity Rollover Commitment, together with cash on hand from operations of the Company, will provide funds at the Closing and at the Effective Time sufficient to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement. Notwithstanding anything in this Agreement to the contrary, any of the Financing Letters may be superseded at the option of Parent after the date of this Agreement but prior to the Effective Time by instruments (the “New Debt Financing Letters”) which replace such existing Debt Financing Letter and/or contemplate co-investment by or financing from one or more other or additional nationally recognized financial institutions. In such event, the term “Debt Financing Letter” as used herein shall be deemed to include the New Debt Financing Letters to the extent then in effect. There are no conditions precedent or other contingencies to the funding of the Financing other than as set forth in the Financing Letters. Assuming the accuracy of the representations and warranties of the Company set forth in Article III of this Agreement and the Company’s compliance with its covenants herein required to be performed prior to the Effective Time, as of the date of this Agreement, Parent and MergerCo have no reason to believe that any of the conditions precedent to the Financing will not be satisfied in connection with the consummation of the transactions contemplated by this Agreement or that the Financing will not be available to Parent and/or MergerCo on the Closing Date.

Section 4.7    Equity Rollover Commitment. Parent has delivered to the Company a true, complete and correct copy of the equity rollover letter, dated as of the date of this Agreement, from the Persons listed on Section 4.7 of the Acquiror Disclosure Letter (the “Equity Rollover Commitment”), pursuant to which such persons have each committed to contribute to Parent (i) that number of Shares and (ii) with respect to certain of such persons, and under certain circumstances, that amount of immediately available funds, in each case as set forth in such letter, in exchange for membership interests in Parent immediately prior to the Effective Time (which Shares shall be cancelled in the Merger, as provided in Section 2.1(a)). To MergerCo’s Knowledge, the Equity Rollover Commitment is in full force and effect. In addition, certain of the funds managed by Citigroup Alternative Investments LLC, pursuant to the Equity Commitment Letters executed thereby, have committed to contribute to Parent that number of Shares set forth in such Equity Commitment Letters, in exchange for membership interests in Parent immediately prior to the Effective Time (which Shares shall be cancelled in the Merger, as provided in Section 2.1(a)).

Section 4.8    Interim Operations of MergerCo. MergerCo was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

Section 4.9    Solvency. As of the Effective Time, assuming satisfaction of the conditions to the obligation of Parent and MergerCo to consummate the Merger, or waiver of such conditions, and after giving effect to all of the transactions contemplated hereby, including without limitation the Financing, any alternative financing, the payment of the aggregate Merger Consideration and payment in respect of the Options contemplated by Section 2.4, and payment of all related fees and expenses, each of Parent and the Surviving Corporation will be Solvent. For the purposes of this Section 4.9 the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities”, as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, (i) “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.10    Management Agreements. Except as contemplated in this Agreement or as set forth in Section 4.10 of the Acquiror Disclosure Letter, there are no Contracts or understandings between Parent or MergerCo or any of their Affiliates, on the one hand, and any member of the Company’s management or the Board of Directors of the Company, on the other hand.

V. COVENANTS

Section 5.1    Conduct of Business of the Company. Except as expressly required or expressly contemplated by this Agreement, as expressly requested by Parent, MergerCo or their respective Representatives to facilitate the Asset Sales, or as set forth in Section 5.1 of the Company Disclosure Letter or required by Law, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company will, and will cause each of its Subsidiaries to, (x) conduct its operations in all material respects only in the ordinary course of business consistent with past practice and (y) use its commercially reasonable best efforts to maintain and preserve intact its business organization, including the services of its key employees and the goodwill of its customers, franchisees, lenders, distributors, suppliers, regulators and other Persons with whom it has material business relationships. Without limiting the generality of the foregoing, except with the prior written consent of Parent, as expressly contemplated by this Agreement, as expressly requested by Parent, MergerCo or their respective Representatives to facilitate the Asset Sales, or as set forth in Section 5.1 of the Company Disclosure Letter or required by Law, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, the Company will not, and will cause each of its Subsidiaries not to, take any of the following actions:

(a) propose or adopt any changes to the Company Organizational Documents;

(b) make, declare, set aside, or pay any dividend or distribution on any shares of its capital stock, other than dividends paid by a wholly owned Subsidiary to its parent corporation in the ordinary course of business;

(c)(i) adjust, split, combine or reclassify or otherwise amend the terms of its capital stock, (ii) repurchase, redeem, purchase, acquire, encumber, pledge, dispose of or otherwise transfer, directly or indirectly, any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or other rights, or offer to do the same, except, upon termination of an employee’s employment, for repurchases of restricted stock and/or stock options from employees upon termination of any such employee’s employment, (iii) other than granting of stock options to non-director, non-executive officer employees to purchase up to 50,000 Shares at an exercise price equal to the fair market value of the Company’s common stock on the date of grant, and which options will vest, become exercisable and expire on terms identical to the Company’s standard terms and conditions for options granted to non-director, non-executive officer employees, in accordance with the Company’s stock incentive plans set forth in Section 3.3 of the Company Disclosure Letter (as such plans are in effect on the date hereof without amendment or modification), issue, grant, deliver or sell any shares of its capital stock or any securities or other rights convertible or exchangeable into or exercisable for any shares of its capital stock or such securities or rights (which term, for purposes of this Agreement, will be deemed to include stock appreciation rights, “phantom stock” or other commitments that provide any right to receive value or benefits similar to such capital stock, securities or other rights), other than pursuant to the exercise of Stock Options outstanding as of the date of this Agreement, in all cases in accordance with the terms of the applicable award or plan as in effect on the date of this Agreement, (iv) enter into any contract, understanding or arrangement with respect to the sale, voting, pledge, encumbrance, disposition, acquisition, transfer, registration or repurchase of its capital stock or such securities or other rights, except in each case as permitted under Section 5.1(d), or (v) register for sale, resale or other transfer any Shares under the Securities Act on behalf of the Company or any other Person;

(d)        (i) increase the compensation or benefits payable or to become payable to, or make any payment not otherwise due to, any of its past or present directors, officers, employees, or other service providers, except for increases in the ordinary course of business consistent with past practice in timing and amount, (ii) other than in the ordinary course of business consistent with past practice, grant any severance or termination pay to any of its past or present directors or officers, (iii) other than in the ordinary course of business consistent with past practice, enter into any new employment or severance agreement with any of its past or present directors or officers, (iv) other than in the ordinary course of business consistent with past practice or pursuant to the terms of this Agreement, establish, adopt, enter into, amend or take any action to accelerate rights under any Company Benefit Plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, (v) contribute any funds to a “rabbi trust” or similar grantor trust, except for payroll withholdings made to the Company’s deferred compensation plan, (vi) change any actuarial assumptions currently being utilized with respect to Company Benefit Plans, except as required by applicable Law or by GAAP, or (vii) grant any equity or equity-based awards to directors, officers or employees other than as provided in clause 5.1(c)(iii) above;

(e) merge or consolidate the Company or any of its Subsidiaries with any Person, other than the merger or consolidation of eSylvan, Inc., a Maryland corporation, with and into a newly-formed Subsidiary of the Company (the “eSylvan Restructuring”); provided, that the consideration to be paid to the minority stockholders in the eSylvan Restructuring shall not exceed $25,000 in the aggregate;

(f) sell, lease or otherwise dispose of any assets or securities with a value in excess of Two Million dollars ($2,000,000), including by merger, consolidation, asset sale or other business combination (including formation of a Company Joint Venture ) or by property transfer, other than sales of products, assets or licenses or dispositions of Intellectual Property in the ordinary course of business consistent with past practice;

(g) other than in the ordinary course of business consistent with past practice or as required by the terms of any existing agreement to which the Company or any of its Subsidiaries is a party, mortgage or pledge any material assets (tangible or intangible), or create, assume or suffer to exist any Liens thereupon, other than, in all cases, Permitted Liens;

(h) make any acquisitions, by purchase or other acquisition of stock or other equity interests, or by merger, consolidation or other business combination (including formation of a Company Joint Venture) or make any purchases of any property or assets from any Person (other than a wholly owned Subsidiary of the Company), in all such cases other than in the ordinary course of business operations consistent with past practice;

(i) enter into, renew, extend, amend or terminate any Contract or Contracts that, individually or in the aggregate with other such entered, renewed, extended, amended or terminated Contracts, would reasonably be expected to have a Company Material Adverse Effect;

(j) incur, assume, guarantee or prepay any indebtedness for borrowed money or offer, place or arrange any issue of debt securities or commercial bank or other credit facilities other than under the Company’s credit facilities as existing as of the date hereof or as amended as permitted hereby, in the ordinary course of business consistent with past practice;

(k) make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) contributions or investments to or in wholly-owned Subsidiaries, (ii) contributions or investments among wholly-owned Subsidiaries, (iii) contributions or investments between wholly-owned Subsidiaries and the Company, (iv) advancement of expenses to employees in the ordinary course of business consistent with past practice or (v) contributions to SLC National Advertising, Inc. to fund advertising expenses in the ordinary course of business consistent with past practice;

(l) authorize or make any capital expenditure, other than capital expenditures during the period from the date hereof through the Closing Date in the ordinary course of business consistent with past practice not in excess of Five Million dollars ($5,000,000);

(m) change its financial accounting policies or procedures, other than as required by Law or GAAP, or write up, write down or write off the book value of any assets of the Company and its Subsidiaries, including writing down the value of inventory in any material manner, other than in any such case (i) in the ordinary course of business consistent with past practice or (ii) as may be required by Law or GAAP;

(n) waive, release, assign, settle or compromise any Legal Action, other than waivers, releases, assignments, settlements or compromises that involve only the payment of monetary damages not in excess of $100,000 with respect to any individual case or series of related cases, or $250,000 in the aggregate, in any case without the imposition of any restrictions on the business and operations of the Company or any of its Subsidiaries;

(o) adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(p) settle or compromise any material Tax audit, make or change any material Tax election or file any material amendment to a material Tax Return, except as required by applicable law, change any annual Tax accounting period or adopt or change any material Tax accounting method, enter into any material closing agreement, surrender any right to claim a material refund of Taxes or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment relating to the Company or its Subsidiaries;

(q) other than as otherwise permitted hereunder, enter into, amend, waive or terminate (other than terminations in accordance with their terms) any Affiliate Transaction, other than those otherwise expressly permitted hereunder;

(r) agree or commit to do any of the foregoing.

Section 5.2    Access to Information; Confidentiality.

(a) Subject to applicable Law and the Confidentiality Agreements and, solely with respect to financing sources that are not a party to any Confidentiality Agreement as of the date of this Agreement, other confidentiality provisions reasonably acceptable to the Company, the Company will provide and will cause its Subsidiaries and its and their respective Representatives to provide Parent and its Representatives and financing sources, at Parent’s expense, during normal business hours and upon reasonable advance notice (i) such access to the officers, management employees, offices, properties, books and records of the Company and such Subsidiaries (so long as such access does not unreasonably interfere with the operations of the Company or the performance of their duties) as Parent reasonably may request and (ii) subject to the Company’s existing written policies with respect to the protection of employee privacy and protection of attorney-client privilege and attorney work product, all documents that Parent reasonably may request.

(b) No investigation by any of the parties or their respective Representatives shall affect the representations, warranties, covenants or agreements of the other parties set forth herein. The Company makes no representation or warranty as to the accuracy of any information provided pursuant to Section 5.2(a), and neither MergerCo nor Parent may rely on the accuracy of any such information, in each case other than as expressly set forth in the Company’s representations and warranties contained in Article III.

(c) All information obtained pursuant to this Section 5.2 shall be kept confidential in accordance with Section 5.13(c).

Section 5.3    Limitations on Solicitation.

(a) From the date of this Agreement until the Effective Time, except as specifically permitted in Section 5.3(d), the Company agrees that neither it nor any of its Subsidiaries nor any of the officers or directors of it or any of its Subsidiaries shall, and that it shall cause its and its Subsidiaries’ Representatives not to, directly or indirectly:

(i) initiate, solicit or knowingly encourage (including by way of providing non-public information) or knowingly facilitate any inquiries, proposals or offers with respect to, or the making, or the completion of, a Takeover Proposal;

(ii) participate or engage in any discussions or negotiations with, or furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to, or otherwise knowingly cooperate with or assist, any Person in connection with a Takeover Proposal;

(iii) withdraw, modify or amend the Company Board Recommendation;

(iv) approve, endorse or recommend any Takeover Proposal;

(v) enter into any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other agreement or arrangement relating to a Takeover Proposal; or

(vi) agree to do any of the foregoing.

(b) The Company shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease any solicitations, discussions or negotiations relating to a Takeover Proposal with any Person (other than the parties hereto) that has made, or indicated an intention to make, a Takeover Proposal. The Company shall promptly inform its Representatives of the Company’s obligations under this Section 5.3.

(c) The Company shall notify Parent promptly upon receipt by it or its Subsidiaries or Representatives of (i) any Takeover Proposal, (ii) any request for non-public information relating to the Company or any of its Subsidiaries other than requests for information in the ordinary course of business and unrelated to a Takeover Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Takeover Proposal. The Company shall notify Parent promptly with the identity of such Person and a copy of such Takeover Proposal, indication, inquiry or request (or, where no such copy is available, a written description of the consideration and material other terms and conditions of such Takeover Proposal, indication, inquiry or request), including any modification or change to the proposed consideration or any material other modifications thereto. The Company shall keep Parent reasonably informed on a current basis of the occurrence of any material changes, developments, discussions or negotiations relating to the status of any such Takeover Proposal, indication, inquiry or request (including the consideration and material other terms and conditions thereof and of any modification or change to the proposed consideration or any material other modifications thereto), including furnishing copies of any written revised proposals. Without limiting the foregoing, the Company shall promptly notify Parent orally and in writing if it determines to begin providing information or to engage in discussions or negotiations concerning a Takeover Proposal pursuant to Section 5.3(d). The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing such information to Parent, and neither the Company nor any of its Subsidiaries is party to any agreement that prohibits the Company from providing such information to Parent.

(d) Notwithstanding the foregoing, if the Company has otherwise complied with its obligations under this Section 5.3, but only prior to the satisfaction of the condition set forth in Section 6.1(a), the Company shall be permitted to:

(i) engage in discussions or negotiations with any Person or group of related Persons that makes a written Takeover Proposal after the date of this Agreement not solicited in violation of this Section 5.3, which the Company Board (acting through the Negotiation Committee, if then in existence) has determined in its good faith judgment, following consultation with a Company Financial Advisor and outside legal counsel, could reasonably be expected to result in a Superior Proposal if, prior to taking such action, such Person or group of related Persons enters into an Acceptable Confidentiality Agreement;

(ii) furnish or disclose any non-public information relating to the Company or any of its Subsidiaries to any Person or group of related Persons who has made a written Takeover Proposal after the date of this Agreement not solicited in violation of this Section 5.3 if, prior to taking such action, the Company Board (acting through the Negotiation Committee, if then in existence) determines in its good faith judgment, following consultation with a Company Financial Advisor and its outside legal counsel, that such Takeover Proposal could reasonably be expected to result in a Superior Proposal, but only so long as the Company concurrently discloses the same such non-public information to Parent if such non-public information has not previously been disclosed to Parent;

(iii) withdraw, modify or amend the Company Board Recommendation in a manner adverse to Parent and MergerCo (a “Recommendation Change”), if the Company Board (acting upon the recommendation of the Negotiation Committee, if then in existence) has determined in its good faith judgment, following consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable Laws; provided that if such action is in response to or relates to a Takeover Proposal, then the Recommendation Change shall be taken only in compliance with Section 5.3(d)(iv) and not in compliance with this Section 5.3(d)(iii).

(iv) in response to a Takeover Proposal not solicited in violation of this Section 5.3 which the Company Board (acting upon the recommendation of the Negotiation Committee, if then in existence) has determined in its good faith judgment, following consultation with a Company Financial Advisor and outside legal counsel, constitutes a Superior Proposal after giving effect to all of the adjustments which may be offered by Parent and MergerCo pursuant to the provisos to this paragraph, (x) effect a Recommendation Change or (y) terminate this Agreement to enter into a definitive agreement with respect to such Superior Proposal, such termination to be effective only if in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 7.6(a); provided that the Company (acting upon the recommendation of the Negotiation Committee, if then in existence) shall not make a Recommendation Change or terminate this Agreement unless: (1) the Company Board (acting upon the recommendation of the Negotiation Committee, if then in existence) has determined in its good faith judgment, following consultation with outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable Laws, (2) the Company shall have given Parent and MergerCo prompt written notice advising Parent and MergerCo of (A) the decision of the Company Board (acting through the Negotiation Committee, if then in existence) to take such action and (B) the consideration and material other terms and conditions of the Takeover Proposal, including the identity of the party making such Takeover Proposal and copies of any relevant proposed transaction agreements with such party and other material documents, (3) the Company shall have given Parent and MergerCo five (5) Business Days (or three (3) Business Days in the event of each subsequent modification or change to the proposed consideration or material other revision to such Takeover Proposal) after delivery of such notice to propose revisions to the terms of this Agreement (or make another proposal), and (4) at the end of such period, the Company Board (acting through the Negotiation Committee, if then in existence) shall have determined in good faith, after giving effect to the revisions or other proposals made by Parent and MergerCo, if any, that (A) following consultation with outside legal counsel, in the case of a Recommendation Change, failure to take such action would be inconsistent with its fiduciary obligations to the stockholders of the Company under applicable Laws and (B) following consultation with the Company Financial Advisor and outside legal counsel, in the case of a termination of this Agreement, such Takeover Proposal remains a Superior Proposal relative to the Merger, as supplemented by any revisions or counterproposals made by Parent and MergerCo; provided that in the event the Company Board (acting through the Negotiation Committee, if then in existence) does not make the determination referred to in clause (4) of this paragraph but thereafter determines to effect a Recommendation Change or to terminate this Agreement pursuant to this Section 5.3(d)(iv), the procedures referred to in clauses (1) – (4) above shall apply anew and shall also apply to any subsequent withdrawal, amendment or modification.

(e) Section 5.3(d) shall not prohibit the Company Board from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act with regard to a tender or exchange offer; or (ii) making any other disclosure that the Company Board or the Negotiation Committee (after consultation with outside legal counsel) determines in its good faith judgment is required under the Company’s disclosure obligations under applicable Law; provided, however, that any disclosure other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act shall be a Recommendation Change unless the Company Board expressly (x) reaffirms its recommendation to its stockholders in favor of adoption of this Agreement or (y) rejects such other Takeover Proposal.

(f) The Company shall not take any action to exempt any Person from the restrictions on “business combinations” contained in Section 203 of the DGCL (or any similar provisions) or otherwise cause such restrictions not to apply; in each case, unless such actions are taken simultaneously with a termination of this Agreement in accordance with its terms.

(g) Any withdrawal, modification or amendment by the Negotiation Committee of its recommendation that forms a part of the Company Board Recommendation in any manner adverse to Parent and MergerCo or that is inconsistent with the Company Board Recommendation, and any approval, endorsement or recommendation by the Negotiation Committee of any Takeover Proposal, and any resolution or announcement of an intention of the Negotiation Committee with respect to any of the foregoing, shall be deemed and treated for all purposes of this Agreement as if such action were taken by the Company Board with respect to the Company Board Recommendation or any such Takeover Proposal, as applicable.

Section 5.4    Notices of Certain Events.

(a) The Company will notify Parent and MergerCo promptly of (i) any written or, to the Knowledge of the Company, oral communication from (w) any Governmental Entity, (x) any Accrediting Body, (y) any counterparty to any Company Joint Venture or (z) any counterparty to any Contract in each case alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (ii) any communication from any Governmental Entity or Accrediting Body in connection with the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), (iii) any Legal Actions commenced against or otherwise affecting the Company or any of its Subsidiaries that are related to the transactions contemplated by this Agreement (and the response thereto from the Company, its Subsidiaries or its Representatives), and (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time of which causes, or is reasonably expected to cause, any of the conditions set forth in Section 6.2(a) or 6.2(b) of this Agreement not to be satisfied or result in such satisfaction being delayed. With respect to any of the foregoing, the Company will consult with Parent and MergerCo and their Representatives so as to permit the Company and Parent and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

(b) Parent and MergerCo will notify the Company promptly of (i) any written or, to the Knowledge of Parent or MergerCo, oral communication from (w) any Governmental Entity, (x) any Accrediting Body, (y) any counterparty to any Company Joint Venture (to the extent that Parent or MergerCo is aware that such Person is a counterparty to a Company Joint Venture) or (z) any counterparty to any Contract (to the extent that Parent or MergerCo is aware that such Person is a counterparty to a Contract), alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent and MergerCo or their Representatives), (ii)

any communication from (x) any Governmental Entity or (y) any Accrediting Body in connection with the transactions contemplated by this Agreement (and the response thereto from Parent and MergerCo or their Representatives), (iii) any Legal Actions commenced against or otherwise affecting Parent or any of its Affiliates that are related to the transactions contemplated by this Agreement (and the response thereto from Parent and MergerCo or their Representatives), (iv) any event, change, occurrence, circumstance or development which causes or is reasonably likely to cause either the Debt Financing or the Equity Financing to become unavailable on the terms and conditions contemplated in the Financing Letters or to otherwise be delayed, and (v) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time of which Parent or MergerCo learns and which causes, or is reasonably likely to cause, any condition set forth in Section 6.3(a) or 6.3(b) of this Agreement not to be satisfied or result in such satisfaction being delayed. With respect to any of the foregoing, Parent and MergerCo will consult with the Company and its Representatives so as to permit the Company and Parent and MergerCo and their respective Representatives to cooperate to take appropriate measures to avoid or mitigate any adverse consequences that may result from any of the foregoing.

Section 5.5    Proxy Material; Stockholder Meeting.

(a) In connection with the Company Stockholders Meeting, the Company will (i) as promptly as reasonably practicable after the date of this Agreement, prepare and file with the SEC the Company Proxy Statement, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect thereto and will provide copies of such comments to Parent and MergerCo promptly upon receipt, (iii) as promptly as reasonably practicable prepare and file (after Parent and MergerCo have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use all commercially reasonable efforts to have cleared by the SEC the Company Proxy Statement and all other customary proxy or other materials for meetings such as the Company Stockholders Meeting, (v) to cause the Company Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Company Stockholders Meeting as promptly as reasonably practicable after the later of (A) the tenth (10th) day after the filing of the preliminary Proxy Statement with the SEC or (B) the second business day after the Company is notified by the SEC that (1) it will not be reviewing the Proxy Statement or (2) that it has no further comments on the preliminary Proxy Statement, (vi) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company stockholders (in the case of the Company Proxy Statement) any supplement or amendment to the Company Proxy Statement if any event shall occur which requires such action at any time prior to the Company Stockholders Meeting, and (vii) otherwise use all commercially reasonable efforts to comply with all requirements of Law applicable to the Company Stockholders Meeting and the Merger. Parent and MergerCo shall cooperate with the Company in connection with the preparation and filing of the Company Proxy Statement, including promptly furnishing the Company upon request with any and all information as may be required to be set forth in the Company Proxy Statement under the Exchange Act. The Company will provide Parent and MergerCo a reasonable opportunity to review and comment upon the Company Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. In connection with the filing of the Company Proxy Statement, the Company, Parent and MergerCo will cooperate to (i) concurrently with the preparation and filing of the Company Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will consult with each other prior to providing such response, (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) have the Schedule 13E-3 cleared by the SEC and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company stockholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Stockholders Meeting. If, at any time prior to the Effective Time, any information relating to the Company, Parent or MergerCo or any of their respective Affiliates should be discovered by the Company, Parent or MergerCo which should be set forth in an amendment or supplement to the Company Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s stockholders.

(b) The Company Proxy Statement will include the Company Board Recommendation unless the Company Board (acting through the Negotiation Committee, if then in existence) has withdrawn, modified or amended the Company Board Recommendation to the extent permitted under Section 5.3(d).

(c) The Company, acting through the Company Board, shall, in accordance with applicable Law and the Company Certificate and the Company’s by-laws, call and hold the Company Stockholders Meeting as promptly as practicable following the date of this Agreement for the purpose of obtaining the vote of the stockholders of the Company necessary to satisfy the condition set forth in Section 6.1(a). The written consent of Parent shall be required to adjourn or postpone the Company Stockholders Meeting (which consent shall not be unreasonably withheld or delayed unless such consent is requested on the date of such meeting and there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the vote of the stockholders of the Company necessary to satisfy the condition set forth in Section 6.1(a)); provided, that the Company may adjourn or postpone the Company Stockholders Meeting if the Company reasonably determines following consultation with its legal counsel that failure to do so is necessary to avoid a breach of the U.S. federal securities laws or Delaware law, in which case, the Company will hold or resume the Company Stockholders Meeting on the earliest date thereafter on which the Company Stockholders Meeting could be held or resumed without breaching the U.S. federal securities laws or Delaware law. The Company will, subject to Section 5.3(d), use commercially reasonable efforts to solicit or cause to be solicited from its stockholders proxies in favor of adoption of this Agreement. Notwithstanding anything herein to the contrary, unless this Agreement is terminated in accordance with Section 7.1, 7.2, 7.3 or 7.4, the Company will take all of the actions contemplated by this Section 5.5 regardless of whether the Company Board (acting through the Negotiation Committee, if then in existence) has approved, endorsed or recommended another Takeover Proposal or has withdrawn, modified or amended the Company Board Recommendation, and will submit this Agreement for adoption by the stockholders of the Company at such meeting.

(d) The Company agrees that (i) none of the information included or incorporated by reference in the Company Proxy Statement, the Schedule 13E-3 or any other document filed with the SEC in connection with the Merger and the other transactions contemplated by this Agreement (the “Other Filings”) shall, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, or, in the case of the Schedule 13E-3 or any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or any of its Affiliates in connection with the preparation of the Company Proxy Statement, the Schedule 13E-3 or the Other Filings for inclusion or incorporation by reference therein and (ii) the Company Proxy Statement, the Schedule 13E-3 and the Other Filings that are filed by the Company shall comply as to form in all material respects with the requirements of the Exchange Act.

(e) Parent and MergerCo covenant that none of the information supplied by or on behalf of either Parent or MergerCo for inclusion in the Company Proxy Statement, the Schedule 13E-3 or the Other Filings will, in the case of the Company Proxy Statement, at the date it is first mailed to the Company’s stockholders or at the time of the Company Stockholders Meeting or at the time of any amendment or supplement thereof, or, in the case of the Schedule 13E-3 or any Other Filing, at the date it is first mailed to the Company’s stockholders or at the date it is first filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 5.6    Employees; Benefit Plans.

(a) For a period of one year following the Closing Date (the “Continuation Period”), the Surviving Corporation will provide current full-time employees of the Company and its Subsidiaries as of the Effective Time who continue employment with the Surviving Corporation (“Employees”) with compensation and benefits that are no less favorable in the aggregate than those provided under the Company’s compensation and benefit plans, programs, policies, practices and arrangements (excluding equity-based programs) in effect at the Effective Time (it being understood that discretionary incentive programs will remain discretionary); provided, however, that nothing herein will prevent the amendment or termination of any specific plan, program or arrangement, require that the Surviving Corporation provide or permit investment in the securities of the Surviving Corporation or interfere with the Surviving Corporation’s right or obligation to make such changes as are necessary to comply with applicable Law. Notwithstanding anything to the contrary set forth herein, nothing herein shall preclude the Surviving Corporation from terminating the employment of any Employee for any reason for which the Company could have terminated such Employee prior to the Effective Time.

(b) The Surviving Corporation and its Affiliates will honor all Company Benefit Plans (including any severance, retention, change of control and similar plans, agreements and written arrangements) in accordance with their terms as in effect immediately prior to the Effective Time, subject to any amendment or termination thereof that may be permitted by such plans, agreements or written arrangements. During the Continuation Period, the Surviving Corporation will provide all Employees (other than those covered by an individual agreement providing severance benefits outside the Company’s severance policies) who suffer a termination of employment with severance benefits no less favorable than those that would have been provided to such Employees under the Company’s severance policies as in effect immediately prior to the Effective Time.

(c) For all purposes under the employee benefit plans of the Surviving Corporation and its Affiliates providing benefits to any Employees after the Effective Time (the “New Plans”), each Employee will be credited with his or her years of service with the Company and its Affiliates before the Effective Time (including predecessor or acquired entities or any other entities with respect to which the Company and its Affiliates have given credit for prior service), to the same extent as such Employee was entitled, before the Effective Time, to credit for such service under the corresponding Company Benefit Plan, except for purposes of benefit accrual under any defined benefit plan, for any purpose where service credit for the applicable period is not provided to participants generally, and to the extent such credit would result in a duplication of accrual of benefits. In addition, and without limiting the generality of the foregoing, (i) each Employee immediately will be eligible to participate, without any waiting time, in any New Plan to the extent coverage under such New Plan replaces coverage under a similar or comparable Company Benefit Plan in which such Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”) and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Employee, the Surviving Corporation will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under any similar or comparable Company Benefit Plan, and the Surviving Corporation will cause any eligible expenses incurred by such Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d) No provision of this Section 5.6 creates any third party beneficiary rights in any current or former employee, director or consultant of the Company or its Subsidiaries in respect of continued employment (or resumed employment) or any other matter.

Section 5.7    Directors’ and Officers’ Indemnification and Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any present or former director or officer of the Company or any of its Subsidiaries (together, the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining in whole or in part to, any action or failure to take action by any such Person in such capacity taken prior to the Effective Time (including with respect to any action or failure to take action occurring in connection with the approval of this Agreement and the consummation of the transaction contemplated hereby), the Parent and the Surviving Corporation (each, an “Indemnifying Party”) will, jointly and severally, from and after the Effective Time, indemnify, defend and hold harmless, as and to the fullest extent permitted or required by applicable Law and required by the Company Organizational Documents (or any similar organizational document) of the Company or any of its Subsidiaries, when applicable, and any indemnity agreements applicable to any such Indemnified Party or any Contract between an Indemnified Party and the Company or one of its Subsidiaries, in each case, in effect on the date of this Agreement, against any losses, claims, damages, liabilities, costs, legal and other expenses (including reimbursement for legal and other fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnified Party in connection with such claim, action, suit, proceeding or investigation; provided, however, that unless otherwise provided in any relevant indemnification agreement or any provision of the Company’s Organizational Documents, the Surviving Corporation will not be liable for any settlement effected without the Surviving Corporation’s prior written consent and will not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single such claim, action, suit, proceeding or investigation, except to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action. In the event any claim under this Section 5.7 is asserted or made by an Indemnified Party, any determination required to be made with respect to whether such Indemnified Party’s conduct complies with the standards set forth under the DGCL or other applicable Law shall be made by independent legal counsel selected by the Surviving Corporation and reasonably acceptable to such Indemnified Party. Parent shall, or shall cause the Surviving Corporation to, promptly advance all reasonable out-of-pocket expenses of each Indemnified Party in connection with any such claim, action, suit, proceeding or investigation as such expenses (including reasonable attorneys’ fees and disbursements) are incurred upon receipt from such Indemnified Party of a request therefor (accompanied by invoices or other relevant documentation), provided (if and to the extent required by the DGCL or other applicable Law) that such Indemnified Party undertakes to repay such amount if it is ultimately determined that such Indemnified Party is not entitled to be indemnified under the DGCL or other applicable Law with respect to such claim, action, suit, proceeding or investigation. In the event any claim, action, suit, or proceeding is brought against any Indemnified Party (and in which indemnification could be sought by such Indemnified Party hereunder), Parent and the Surviving Corporation shall each use all reasonable best efforts to assist in the defense of such matter (unless Parent or the Surviving Corporation has assumed the defense thereof), provided, that neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment without the prior written consent of such Indemnified Party if and to the extent the terms of the proposed settlement, compromise or judgment provide for any non-monetary relief from such Indemnified Party.

(b) Prior to the Effective Time, the Company shall, subject to the following sentence, acquire a six-year tail policy for persons currently covered by the Company’s current directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the D&O Insurance (a complete and accurate copy of which has been heretofore made available to Parent), on terms with respect to the coverage, deductible and amounts no less favorable than those of the D&O Insurance in effect on the date of this Agreement. The one-time premium payment for such tail policy shall not exceed One Million Three Hundred Thousand dollars ($1,300,000) (and, to the extent the one-time premium payment for such tail policy would exceed $1,300,000, the Company shall acquire aggregate coverage for the maximum amount available on substantially equivalent terms for $1,300,000). The Surviving Corporation shall take such actions as shall be necessary to continue in full force and effect for a period of six (6) years from and after the Effective Time (and with respect to claims made during such period, until final resolution thereof) the coverage provided by such tail policy.

(c) The provisions of this Section 5.7 will survive the Closing and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and its successors and representatives after the Effective Time and their rights under this Section 5.7 are in addition to, and will not be deemed to be exclusive of, any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract, the Company Organizational Documents (or similar organizational document) of the Surviving Corporation or any of its Subsidiaries or otherwise.

(d) Following the Effective Time, the Surviving Corporation and each of its Subsidiaries shall include and maintain in effect in their respective articles of incorporation or bylaws (or similar organizational document) for a period of six years after the Effective Time, provisions regarding the elimination of liability of directors (or their equivalent), indemnification of officers and directors thereof and advancement of expenses which are, with respect to each such entity, no less advantageous to the intended beneficiaries than the corresponding provisions contained in such organizational documents as of the date of this Agreement.

(e) If the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation (or acquiror of such assets) shall assume all of the obligations of the Surviving Corporation set forth in this Section 5.7.

Section 5.8    Reasonable Best and Other Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement and in accordance with applicable Laws, each of the parties to this Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to ensure that the conditions set forth in Article VI are satisfied and to consummate the transactions contemplated by this Agreement as promptly as practicable, including (i) obtaining all necessary actions or non-actions, waivers, consents and approvals from (A) any Governmental Entity and (B) any Accrediting Body and making all necessary registrations and filings and taking all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, (I) any Governmental Entity and (II) any Accrediting Body, (ii) making, as promptly as practicable (and in any event within 10 Business Days), an appropriate filing with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby, which filings shall specifically request early termination of the waiting period prescribed by the HSR Act, and submitting as promptly as practicable any supplemental information requested in connection therewith pursuant to the HSR Act, (iii) making, as promptly as practicable, appropriate filings (A) under the EC Merger Regulation, if required, and (B) under any Foreign Merger Control Law, if required, (iv) obtaining all consents, approvals or waivers from, or taking other actions with respect to, third parties necessary or advisable to be obtained or taken in connection with the transactions contemplated by this Agreement; provided, however, that without the prior written consent of Parent and MergerCo (which consent shall not be unreasonably withheld or delayed), the Company and its Subsidiaries may not pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining such consent, approval or waiver, (v) subject to first having used its reasonable best efforts to negotiate a reasonable resolution of any objections underlying such lawsuits or other legal proceedings, defending and contesting any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by (A) any Governmental Entity or (B) any Accrediting Body vacated or reversed, and (vi) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of this Agreement. Without limiting the foregoing, the Company shall cooperate with Parent and MergerCo in order to effectuate the Asset Sales, including using commercially reasonable efforts to secure such consents and approvals of third parties, Governmental Entities and Accrediting Bodies, and to take any other such actions, as may be reasonably requested by Parent or MergerCo in connection therewith, all at the sole expense of Parent and MergerCo.

(b) Parent and MergerCo and the Company will cooperate and consult with each other in connection with the making of all such filings, notifications and any other material actions pursuant to this Section 5.8, subject to applicable Law, by permitting counsel for the other party to review in advance, and consider in good faith the views of the other party in connection with, any proposed material written communication to (x) any Governmental Entity or (y) any Accrediting Body and by providing counsel for the other party with copies of all filings and submissions made by such party and all correspondence between such party (and its advisors) with (x) any Governmental Entity or (y) any Accrediting Body and any other information supplied by such party and such party’s Affiliates to or received from (x) any Governmental Entity or (y) any Accrediting Body in connection with the transactions contemplated by this Agreement; provided, however, that material may be redacted (x) as necessary to comply with contractual arrangements, and (y) as necessary to address good faith legal privilege or confidentiality concerns. Neither Parent and MergerCo nor the Company shall consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of (x) any Governmental Entity or (y) any Accrediting Body without the consent of the other party (which consent shall not be unreasonably withheld or delayed).

(c) Each of Parent and MergerCo and the Company will promptly inform the other party upon receipt of any material communication from (i) the FTC, (ii) the Antitrust Division, (iii) any Governmental Entity or (iv) any Accrediting Body regarding any of the transactions contemplated by this Agreement. If Parent and MergerCo or the Company (or any of their respective Affiliates) receives a request for additional information or documentary material from any such Person that is related to the transactions contemplated by this Agreement, then such party will endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. The parties agree not to participate, or to permit their Affiliates to participate, in any substantive meeting or discussion with (A) the FTC, (B) the Antitrust Division, (C) any Governmental Entity or (D) any Accrediting Body in connection with the transactions contemplated by this Agreement unless, except where prohibited by Law, it so consults with the other party in advance and, to the extent not prohibited by (I) the FTC, (II) the Antitrust Division, (III) such Governmental Entity or (IV) such Accrediting Body, gives the other party the opportunity to attend and participate. Each party will advise the other party promptly of any understandings, undertakings or agreements (oral or written) which the first party proposes to make or enter into with (w) the FTC, (x) the Antitrust Division, (y) any Governmental Entity or (z) any Accrediting Body in connection with the transactions contemplated by this Agreement. In furtherance and not in limitation of the foregoing, each party will use its reasonable best efforts (Y) to resolve any objections that may be asserted with respect to the transactions contemplated by this Agreement under any antitrust, competition, premerger notification, trade regulation or merger control Law, including (subject to first having used reasonable best efforts to negotiate a resolution to any such objections) contesting and resisting any action or proceeding, and (Z) to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger or the other transactions contemplated by this Agreement and to have such statute, rule, regulation, decree, judgment, injunction or other Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement.

(d) Notwithstanding anything herein to the contrary, no party is required to, and the Company may not, without the prior written consent of Parent and MergerCo, become subject to, consent or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates in any manner which, individually or in the aggregate with all other such requirements, conditions, understandings, agreements and Orders could reasonably be expected to have a Company Material Adverse Effect at or after the Effective Time. Notwithstanding anything in this Agreement to the contrary, the Company will, upon the request of Parent and MergerCo, become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or Order to sell, to hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets or business of the Company or any of its Affiliates, so long as such requirement, condition, understanding, agreement or Order is binding on the Company only in the event that the Effective Time occurs.

(e) The Company shall use its commercially reasonable efforts to not incur, through the Outside Date, fees and expenses in connection with the transactions contemplated hereby in excess of Ten Million dollars ($10,000,000) in the aggregate (excluding any fees and expenses related to any litigation arising in connection with the transactions contemplated hereby, incurred in connection with responding to any Takeover Proposal or incurred in connection with the Asset Sales or the Financing); provided, that nothing contained in the covenant shall be interpreted to require the Company or the Negotiation Committee to change its legal or financial advisors.

Section 5.9    Public Announcements. Parent and the Company will consult with each other before issuing any press release or otherwise making any public statements about this Agreement or any of the transactions contemplated by this Agreement. Neither Parent nor the Company will issue any such press release or make any such public statement prior to such consultation, and will not issue any such press release or make any such public statement without the consent of the other parties, except to the extent that the disclosing party determines in its good faith judgment, following consultation with outside legal counsel, it is required to do so by applicable Laws or NASD or NASDAQ requirements.

Section 5.10    Stock Exchange Listing Deregistration. Promptly following the Effective Time, the Surviving Corporation will cause the Shares to be delisted from the NASDAQ and deregistered under the Exchange Act.

Section 5.11    Fees and Expenses. Whether or not the Merger is consummated, all expenses (including those payable to Representatives) incurred by any party to this Agreement or on its behalf in connection with this Agreement and the transactions contemplated by this Agreement (excluding the Asset Sales) (“Expenses”) will be paid by the party incurring those Expenses, except as otherwise provided in Sections 5.3, 5.7, 5.8(a), 5.13, 7.4 and 7.6, and that (i) Parent shall pay any filing fee under the HSR Act, and (ii) the Company shall be responsible for all printing and mailing costs incurred in connection with the Company Stockholders Meeting and the Company Proxy Statement.

Section 5.12    Takeover Statutes. If any takeover statute is or becomes applicable to this Agreement, the Voting Agreement, the making of Commitments pursuant to the Equity Rollover Commitment, the Equity Financing Letters, the Merger or the other transactions contemplated by this Agreement or the Voting Agreement, each of MergerCo and the Company and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 5.13    Financing.

(a) Prior to the Effective Time, the Company shall provide, and shall cause its Subsidiaries, and shall use all reasonable efforts to cause their respective Representatives, including legal and accounting advisors, to provide, at Parent’s sole expense, all reasonable cooperation requested by Parent in connection with the Financing and the other transactions contemplated by this Agreement (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) participation in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing; provided that any such memoranda or prospectuses shall contain disclosure and financial statements with respect to the Company or the Surviving Corporation reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (iii) executing and delivering any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Parent (including a certificate of the chief financial officer of the Company or any Subsidiary with respect to solvency matters as of the Effective Time and consents of accountants for use of their reports in any materials relating to the Debt Financing), (iv) reasonably facilitating the pledging of collateral, (v) furnishing Parent and its Financing sources as promptly as practicable with such financial and other pertinent information regarding the Company as may be reasonably requested by Parent, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offerings of debt securities contemplated by the Debt Financing Letter at the time during the Company’s fiscal year such offerings will be made (“Required Financial Information”), (vi) providing assistance to Parent and MergerCo in connection with the satisfaction of the conditions set forth in the Debt Financing Letter, (vii) using all reasonable efforts to obtain accountants’ comfort letters, legal opinions, surveys and title insurance as reasonably requested by Parent, (viii) using all reasonable efforts to provide monthly financial statements (excluding footnotes) within 25 days of the end of each month prior to the Closing Date to the extent the Company prepares such financial statements within such timeframe, (ix) taking all actions reasonably necessary to (A) permit the prospective lenders involved in the Financing to evaluate the Company’s current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing, (x) assisting Parent with any presentation to the SEC with regard to the recording of the Merger as a recapitalization for financial reporting purposes in accordance with GAAP and cooperating in good faith with Parent, if so requested by Parent, in order to develop alternative means of recording the Merger as a recapitalization for financial reporting purposes in accordance with GAAP and (xi) taking all corporate actions, subject to the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately following the Effective Time; provided that neither of the Company nor any of its Subsidiaries will be required to pay any commitment or other similar fee or incur any other material liabilities that is not promptly reimbursed by Parent in connection with the Debt Financing prior to the Effective Time and the

Company and its Subsidiaries shall not be required to approve or execute any agreements, certificates or other documents relating to the Debt Financing prior to the Effective Time. Parent shall indemnify and hold harmless the Company, any of its Subsidiaries and their respective Representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than historical information provided by the Company or any of its Subsidiaries). The Company shall have the right to consent to the use of its and its Subsidiaries’ logos in connection with the Debt Financing (such consent not to be unreasonably withheld, conditioned or delayed).

(b) Parent and MergerCo shall use all reasonable efforts to arrange the Debt Financing as promptly as reasonably practicable on the terms and conditions described in the Debt Financing Letter, including using all reasonable efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein or on other terms no less favorable to Parent and/or MergerCo and (ii) to satisfy on a timely basis all conditions applicable to Parent and/or MergerCo in such definitive agreements that are within its control. In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Letter, Parent and MergerCo shall use all reasonable efforts to arrange to obtain by the Outside Date alternative financing from alternative sources on terms no less favorable to Parent and/or MergerCo (as determined in the reasonable judgment of Parent) as promptly as practicable following the occurrence of such event of unavailability, but in any event no later than the Outside Date. Parent shall keep the Company reasonably apprised of material developments relating to the Financing.

(c) All non-public or otherwise confidential information regarding the Company or any of its Subsidiaries obtained by Parent or its Representatives pursuant to Section 5.3 or Section 5.13 shall be kept confidential in accordance with the Confidentiality Agreement; provided, however, that Parent and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Debt Financing upon the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.

Section 5.14    Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably requested by any party hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act in accordance with that certain No-Action Letter dated January 12, 1999 issued by the SEC regarding such matters.

Section 5.15    Resignations. The Company shall use its reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective, as of the Effective Time, of those directors of the Company or any Subsidiary of the Company designated by Parent to the Company in writing prior to the Closing.

Section 5.16    Limited Guarantees. Concurrently with the execution of this Agreement, Parent has delivered to the Company the guarantees of each of Sterling Capital Partners, L.P., Sterling Capital Partners II, L.P., Citigroup Capital Partners II 2007 Citigroup Investment, L.P., Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Capital Partners II Onshore, L.P., Citigroup Capital Partners II Cayman Holdings, L.P. and CGI CPE LLC (the “Guarantors”) with respect to certain matters on the terms specified therein (the “Limited Guarantees”).

Section 5.17    Other Actions. Each party agrees that, from the date of this Agreement to the Effective Time, it shall use commercially reasonable efforts not to take any action or fail to take any action that is intended to, or would reasonably be expected to, result in any of the conditions to the Merger set forth in Article VI of this Agreement not being satisfied or satisfaction of those conditions being materially delayed.

VI. CONDITIONS

Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to this Agreement to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of each of the following conditions:

(a) Company Stockholder Approval. This Agreement will have been duly adopted by the Requisite Company Vote.

(b) Regulatory Approvals. (i) The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) will have expired or been terminated; (ii) if the EC Merger Regulation is applicable to the transactions contemplated hereby, the European Commission shall have issued a decision under Article 6(1)(b) or 8(1) or 8(2) of the EC Merger Regulation (or shall be deemed to have done so under Article 10(6) thereof), declaring the transactions contemplated hereby compatible with EC Common Market; (iii) if any Foreign Merger Control Law is applicable to the transactions contemplated hereby, then the applicable Governmental Entity shall have given all such approvals or consents identified in Schedule 6.1(b)(iii) except those approvals or consents the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect at or after the Effective Time; and (iv) any applicable Governmental Entity or Accrediting Body shall have given all such approvals or consents identified in Schedule 6.1(b)(iv), except those approvals or consents the failure of which to obtain would not reasonably be expected to have a Company Material Adverse Effect at or after the Effective Time. In the case of the obligations of Parent and MergerCo, the consents, approvals, decisions or waiting period expirations or terminations shall have occurred or been obtained free of any condition, limitation, requirement or Order that would reasonably be expected to have a Company Material Adverse Effect.

(c) No Injunctions or Restraints. No Governmental Entity or Accrediting Body will have enacted, issued, promulgated, enforced or entered any Laws or Orders (whether temporary, preliminary or permanent) which is then in effect that enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement (excluding the Asset Sales).

Section 6.2    Conditions to Obligations of Parent and MergerCo. The obligations of Parent and MergerCo to effect the Merger are also subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 3.1 (Organization; Power; Qualification) (with respect to the Company only), Section 3.2 (Corporate Authorization; Enforceability) and Sections 3.3(a), (c) and (d) (Capitalization), shall be true and correct in all respects (except, in the case of Sections 3.3(a), (c) and (d), any inaccuracy in the number of shares of capital stock outstanding or underlying the Stock Options that does not exceed 10,000 shares in the aggregate or that results from exercises that as of the Measurement Date are not yet reflected in the Company’s record of outstanding Stock Options or in the records maintained by the Company’s transfer agent of Stock Options and that represent an increase in the number of outstanding shares and an equal reduction in the number of shares subject to outstanding Stock Options (with respect to all such inaccuracies) shall not be deemed to be a breach of the representations set forth in the second, third and the sixth sentence of Section 3.3(a)), in each case at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) the representations and warranties of the Company set forth in this Agreement (other than those specified in clause (i) above but including the representations and warranties of the Company contained in Section 3.1 with respect to its Subsidiaries) that are qualified by a “Company Material Adverse Effect” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iii) the representations and warranties of the Company set forth in this Agreement (other than those specified in clause (i) above but including the representations and warranties of the Company contained in Section 3.1 with respect to its Subsidiaries) that are not qualified by a “Company Material Adverse Effect” qualification (A) shall be true and correct in all material respects at and as of the date of this Agreement (disregarding any “materiality” qualifiers) and (B) shall be true and correct in all respects at and as of the Closing Date (disregarding any “materiality” qualifiers) as though made at and as of the Closing Date, except for any failures of such representations and warranties to be true and correct at and as of the Closing Date that do not, and would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Performance of Covenants. The Company shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it hereunder on or prior to the Effective Time.

(c) Officer’s Certificate. Parent will have received a certificate, signed by an executive officer of the Company, certifying as to the matters set forth in Section 6.2(a) and Section 6.2(b).

(d) Governmental Consents. All consents, approvals, orders, or authorizations of, or registrations, declarations or filings with, any Governmental Entity required to be obtained or made prior to the Closing by or with respect to the Company, Parent, MergerCo, or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and the other transactions contemplated hereby (excluding the Asset Sales) shall have been obtained or made, except for such consents, approvals, orders, authorizations, registrations, declarations or filings the failure of which to be obtained or made would not have a Company Material Adverse Effect.

(e) Resignations. Any resignations requested by Parent pursuant to Section 5.16 shall have been obtained.

(f) Dissenters’ Shares. Stockholders holding no more than ten percent (10%) of the outstanding Shares shall continue to have a right to exercise appraisal, dissenters’ or similar rights under applicable law with respect to their Shares by virtue of the Merger.

Section 6.3    Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent and MergerCo set forth in Section 4.2 (Corporate Authorization) herein shall be true and correct in all respects, in each case at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, (ii) the representations and warranties of Parent and MergerCo set forth in this Agreement (other than in clause (i) above) which are qualified by a “MergerCo Material Adverse Effect” or “materiality” qualification shall be true and correct in all respects as so qualified at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date and (iii) the representations and warranties of Parent and MergerCo set forth in this Agreement (other than in clause (i) above) which are not qualified by a “MergerCo Material Adverse Effect” or “materiality” qualification shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period.

(b) Performance of Covenants. Parent and MergerCo each shall have performed in all material respects all obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by them hereunder.

(c) Officer’s Certificate. The Company will have received certificates, signed by an executive officer of each of Parent and MergerCo, certifying as to the matters set forth in Section 6.3(a) and Section 6.3(b).

(d) Solvency Opinion. The Company shall have received an opinion, in customary form and subject to customary qualifications, assumptions and limitations, from a nationally recognized valuation expert or advisory firm with respect to the Solvency of Parent and the Surviving Corporation at the Effective Time.

VII. TERMINATION, AMENDMENT AND WAIVER

Section 7.1    Termination by Mutual Consent. This Agreement may be terminated, whether before or after satisfaction of the condition set forth in Section 6.1(a), at any time prior to the Effective Time, by mutual written consent of Parent and the Company.

Section 7.2    Termination by Either Parent or the Company. This Agreement may be terminated by either Parent or the Company (acting through the Negotiation Committee, if then in existence) at any time prior to the Effective Time:

(a) whether before or after satisfaction of the condition set forth in Section 6.1(a), if the Merger has not been consummated by June 30, 2007 (the “Outside Date”), except that the right to terminate this Agreement under this clause will not be available to any party to this Agreement whose failure to fulfill any of its obligations under this Agreement has been a principal cause of, or resulted in, the failure to consummate the Merger by such date;

(b) if this Agreement has been submitted to the stockholders of the Company for adoption at a duly convened Company Stockholders Meeting and the vote required by the condition set forth in Section 6.1(a) shall not have been obtained at such Company Stockholders Meeting (including any adjournment or postponement thereof); or

(c) whether before or after satisfaction of the condition set forth in Section 6.1(a), if any Law or Governmental Entity prohibits consummation of the Merger or if any Order restrains, enjoins or otherwise prohibits consummation of the Merger, and such Order has become final and nonappealable.

Section 7.3    Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time:

(a) if (i) the Company Board (or the Negotiation Committee) effects a Recommendation Change (giving effect to Section 5.3(e)), (ii) the Company Board (or the Negotiation Committee) approves, endorses or recommends any Takeover Proposal other than the Merger, or (iii) the Company or the Company Board (or the Negotiation Committee) resolves or publicly announces its intention to do any of the foregoing, in any case, except for the actions described in clause (i), whether or not permitted by Section 5.3; or

(b) if (i) the Company materially breaches its obligations under Sections 5.3, 5.5(b) or 5.5(c), (ii) (A) the Company materially breaches its obligations under Section 5.5(a) and (B) such breach is not cured within 10 Business Days after the Company’s receipt of written notice asserting such breach or failure from Parent, or (iii) the Company postpones or adjourns the Company Stockholders Meeting (except, and only to the extent that, such postponement or adjournment results solely from the Company’s reasonable determination, following consultation with its legal counsel, that failure to do so is necessary to avoid a breach of the U.S. federal securities laws and provided that the Company holds or resumes the Company Stockholders Meeting on the earliest practicable date thereafter on which the Company Stockholders Meeting could be held or resumed without breaching the U.S. federal securities laws) and there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the vote of the stockholders of the Company necessary to satisfy the condition set forth in Section 6.1(a);

(c) provided that neither Parent nor MergerCo is in material breach of its obligations under this Agreement, if a breach or failure of any representation, warranty or covenant of the Company contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date.

Section 7.4    Termination by the Company. This Agreement may be terminated by the Company (acting through the Negotiating Committee, if then in existence) at any time prior to the Effective Time:

(a) provided that the Company is not in material breach of its obligations under this Agreement, if a breach or failure of any representation, warranty or covenant of Parent or MergerCo contained in this Agreement shall have occurred, which breach (i) would give rise to the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) as a result of such breach, such condition would not be capable of being satisfied prior to the Outside Date; or

(b) pursuant to and in accordance with Section 5.3(d)(iv); provided, however, that the Company shall not terminate this Agreement pursuant to this paragraph, and any purported termination pursuant to this Section 7.4(b) shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays the Termination Fee in the manner provided for in Section 7.6(a).

Section 7.5    Effect of Termination. If this Agreement is terminated pursuant to this Article VII, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents), except that the provisions of Section 5.11, Section 5.13(c), the indemnity and reimbursement provisions of Sections 5.13(a), the Limited Guarantees referred to in Section 5.16, this Section 7.5, Section 7.6 and Article VIII will survive any termination of this Agreement; provided, however, that nothing herein shall relieve any Party from liabilities for damages incurred or suffered by any other Party as a result of any willful breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement that would reasonably be expected to cause any of the conditions set forth in Sections 6.1, 6.2(a), 6.2(b), 6.3(a) and 6.3(b) not to be satisfied; provided, further, that Parent and MergerCo shall not be liable for any amounts in excess of the Reverse Termination Fee (even in the case of such willful breach by Parent or MergerCo).

Section 7.6    Fees and Expenses Following Termination.

(a) The Company will pay, or cause to be paid, to an account or accounts designated by Parent, by wire transfer of immediately available funds an amount equal to Sixteen Million dollars ($16,000,000) (the “Termination Fee”):

(i) if this Agreement is terminated by Parent pursuant to Section 7.3(a) or pursuant to Section 7.3(b), in which event payment will be made within two Business Days after such termination;

(ii) if this Agreement is terminated by the Company pursuant to Section 7.4(b), in which event payment must be made in advance of or concurrent with such termination;

(iii) if (A) a Takeover Proposal (or the intention of any Person to make one), whether or not conditional, shall have been made known at or at any time prior to the termination of this Agreement (publicly, in the case of a termination pursuant to Section 7.2(b)), (B) this Agreement is terminated by Parent pursuant to Section 7.2(a) (provided that the right to terminate this Agreement under Section 7.2(a) is not available to the Company at such time pursuant to the terms of Section 7.2(a)), or by Parent or the Company pursuant to Section 7.2(b) or by Parent pursuant to Section 7.3(c) as a result of a breach of a covenant by the Company, and (C) within 12 months following the date of such termination, the Company enters into a definitive agreement providing for the implementation of any Takeover Proposal or the Company consummates any Takeover Proposal (whether or not such Takeover Proposal was the same Takeover Proposal referred to in the foregoing clause (A)), in which event payment will be made on or prior to the date on which the Company enters into such definitive agreement or consummates such Takeover Proposal, as applicable. For purposes of the this Section 7.6 only, references in the definition of the term “Takeover Proposal” to the figure “25%” will be deemed to be replaced by the figure “51%.”

(b) In the event that this Agreement is terminated by Parent under the provisions referred to in clause (B) of Section 7.6(a)(iii) (or could have been terminated under such section) and the circumstances referred to in clause (A) of Section 7.6(a)(iii) shall have occurred prior to such termination but the Termination Fee (or any portion thereof) has not been paid and is not payable because the circumstances referred to in clause (C) of Section 7.6(a)(iii) shall not have occurred, then the Company shall reimburse Parent (through payment by wire transfer of immediately available funds to an account or accounts designated by Parent), as promptly as possible (but in any event within two Business Days) following receipt of an invoice therefor, for all of Parent and MergerCo’s actual and reasonable documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent, MergerCo and their respective Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated in this Agreement (the “Acquiror Expenses”), but in no event more than Four Million dollars ($4,000,000) in the aggregate; provided that the existence of circumstances which could require the Termination Fee to become subsequently payable by the Company pursuant to Section 7.6(a)(iii) shall not relieve the Company of its obligations to pay the Acquiror Expenses pursuant to this Section 7.6(b); and provided further that the payment by the Company of Acquiror Expenses pursuant to this Section 7.6(b) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 7.6(a)(iii). Notwithstanding anything contained herein to the contrary, in the event that Acquiror Expenses have been paid by the Company as provided for in this Section 7.6 and the Termination Fee subsequently becomes payable to the Company, the Company may deduct the amount of the Acquiror Expenses paid to Parent in accordance with this Section 7.6 from the Termination Fee otherwise payable to Parent.

(c) In the event that this Agreement is terminated by the Company pursuant to (i) Section 7.2(a) and on the Outside Date the conditions set forth in Sections 6.1, 6.2(a) and 6.2(b) would have been satisfied had the Closing been scheduled on the Outside Date, or (ii) Section 7.4(a) as a result of a breach of a covenant by Parent or MergerCo (including any failure to obtain the Financing that is not caused by a failure of the conditions in Sections 6.1, 6.2(a) and 6.2(b)) and at the time of such termination there is no state of facts or circumstances that would reasonably be expected to cause the conditions set forth in Sections 6.1, 6.2(a) and 6.2(b) not to be satisfied on or prior to the Outside Date assuming the Closing were to be scheduled on such date, then Parent shall pay, or cause to be paid, to an account designated by the Company, by wire transfer of immediately available funds, an amount equal to Sixteen Million dollars ($16,000,000) (the “Reverse Termination Fee”) as promptly as reasonably practicable (and, in any event, within two (2) Business Days) following such termination. Under no circumstances shall the Reverse Termination Fee be payable more than once pursuant to this Section 7.6(c). In the event that this Agreement is terminated by (I) the Company under circumstances under which no Reverse Termination Fee is payable to the Company and no Termination Fee or Acquiror Expenses are payable to Parent, or (II) Parent under circumstances under which no Termination Fee or Acquiror Expenses are payable to Parent, Parent shall promptly (but in any event within two Business Days) following receipt of an invoice therefor reimburse the Company for any actual and reasonable documented out-of-pocket expenses incurred by the Company in connection with its performance of its obligations pursuant to the last sentence of Section 5.8(a).

(d) Each of the Company, Parent and MergerCo acknowledges that the agreements contained in this Section 7.6 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Company, Parent and MergerCo would not have entered into this Agreement, and that the damages resulting from termination of this Agreement under circumstances where a Termination Fee or a Reverse Termination Fee is payable are uncertain and incapable of accurate calculation and that each of the Termination Fee and the Reverse Termination Fee is a reasonable forecast of the actual damages which may be incurred and constitutes liquidated damages and not a penalty.

(e) If the Company fails to pay as directed in writing by Parent any amounts due to accounts designated by Parent pursuant to this Section 7.6 within the time periods specified in this Section 7.6, the Company shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Parent and/or MergerCo in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(f) If Parent fails to pay as directed in writing by the Company any amounts due to accounts designated by the Company pursuant to this Section 7.6 within the time periods specified in this Section 7.6, Parent shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by the Company in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(g) Notwithstanding anything to the contrary in this Agreement, the Company’s right to receive the Reverse Termination Fee pursuant to this Section 7.6 and the guarantee thereof pursuant to the Limited Guarantees shall be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, MergerCo, the Guarantors and any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents for any loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amount, none of Parent, MergerCo, the Guarantors or any of their respective former, current, or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

Section 7.7    Amendment. This Agreement may be amended by the parties to this Agreement at any time prior to the Effective Time, whether before or after stockholder approval hereof; provided, however, that (a) no amendment that requires further stockholder approval under applicable Laws after stockholder approval hereof will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of Parent and the Company (acting through the or on the recommendation of Negotiation Committee, if then in existence). This Agreement may not be amended except by an instrument in writing signed by each of the parties to this Agreement.

Section 7.8    Extension; Waiver. At any time prior to the Effective Time, Parent, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered under this Agreement, or (c) unless prohibited by applicable Laws, waive compliance with any of the covenants or conditions contained in this Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of such rights.

VIII. MISCELLANEOUS

Section 8.1    Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings when used herein with initial capital letters:

(1) “Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality, standstill and non-solicitation provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, and which expressly permits the Company to fulfill its obligations set forth in Section 5.3(c).

(2) “Accrediting Body” has the meaning set forth in Section 3.5(b).

(3) “Acquiror Disclosure Letter” has the meaning set forth in Article IV.

(4) “Acquiror Expenses” has the meaning set forth in Section 7.6(b).

(5) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by Contract or otherwise. For the purposes of Sections 3.3(e), 3.4, 3.18(l)(i), 3.26 and 5.5, “Affiliate” shall exclude Douglas L. Becker, R. Christopher Hoehn-Saric, Peter J. Cohen, Jeffrey H. Cohen and Kevin Shaffer.

(6) “Agreement” has the meaning set forth in the Preamble.

(7) “Antitrust Division” has the meaning set forth in Section 5.8(a).

(8) “Asset Sales” means the sales and other transfers of property and assets (real, personal or mixed, tangible and intangible, and including the capital stock of any Subsidiaries) of the Company and its Subsidiaries (together with the transactions relating thereto) generally reflected on Section 8.1(8) of the Acquiror Disclosure Letter, as such Section 8.1(8) may be revised by Parent or MergerCo from time to time after the hereof with the consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), which sales, transfers and other transactions shall be more specifically described to the Company or its Representatives by Parent, MergerCo or their respective Representatives after the date hereof and which are to be consummated immediately following the Effective Time.

(9) “Book-Entry Shares” has the meaning set forth in Section 2.1(c).

(10) “Business” means the Company’s operation and franchising of facilities that provide tutoring and other supplemental education services to pre-kindergarten through twelfth grade students, the operation of such facilities by any of the Company’s Subsidiaries, and the production and sale of educational products by any of the Company’s Subsidiaries.

(11) “Business Day” means any day, other than Saturday, Sunday or a day on which banking institutions in Baltimore, Maryland are generally closed.

(12) “Business Marks” means all the United States and foreign trademarks, service marks, company names, corporate names, trade names or d/b/a names which are used primarily in the Business as it is currently being conducted and operated, together with all goodwill associated therewith.

(13) “Business System” means the system for the franchising, development and operation of facilities conducting the Business under the Business Marks.

(14) “Certificate” has the meaning set forth in Section 2.1(c).

(15) “Certificate of Merger” has the meaning set forth in Section 1.3.

(16) “Common Stock” has the meaning set forth in the Recitals.

(17) “Closing” has the meaning set forth in Section 1.2.

(18) “Closing Date” has the meaning set forth in Section 1.2.

(19) “COBRA” has the meaning set forth in Section 3.16(f).

(20) “Code” means the Internal Revenue Code of 1986, as amended.

(21) “Common Stock” has the meaning set forth in the Recitals.

(22) “Company” has the meaning set forth in the Preamble.

(23) “Company Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, including each multiemployer plan within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment, consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement (including any related funding mechanism now in effect or required in the future) whether or not subject to ERISA, whether formal or informal, oral or written, in each case under which any past or present director, officer, employee, consultant or independent contractor of the Company or any of its Subsidiaries has any present or future right to benefits.

(24) “Company Board” has the meaning set forth in Section 3.2(a).

(25) “Company Board Recommendation” has the meaning set forth in Section 3.2(a).

(26) “Company Certificate” means the Company’s Amended and Restated Certificate of Incorporation.

(27) “Company Contract” means any Contract to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound.

(28) “Company Disclosure Letter” has the meaning set forth in Article III.

(29) “Company Expenses” has the meaning set forth in Section 7.6(c).

(30) “Company Financial Advisor” has the meaning set forth in Section 3.26.

(31) “Company International Employee Plan” has the meaning set forth in Section 3.16(k).

(32) “Company Joint Venture” means, with respect to the Company, any Person in which the Company, directly or indirectly, owns an equity interest that does not have voting power under ordinary circumstances to elect a majority of the board of directors or other Person performing similar functions but in which the Company has rights with respect to the management of such Person, other than ownership of any equity interest in connection with a particular client Contract.

(33) “Company Material Adverse Effect” means any event, circumstance, development, change or effect (including those affecting or relating to any Company Joint Venture) that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, (i) is materially adverse to the business, assets and liabilities taken as a whole, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any event, state of facts, circumstance, development, change or effect directly resulting from: (A) (1) changes in general economic, regulatory or political conditions or changes affecting the economy or securities or financial markets in general; (2) a material worsening of current conditions caused by an act of terrorism or war (whether declared or not declared) occurring after the date of this Agreement or any natural disasters or any national or international calamity affecting the United States; (3) any general downturn in the industry in which the Company or any of its Subsidiaries operates, except, in the case of clauses (1), (2) and (3), to the extent such changes or developments have a disproportionate impact on the business, assets, liabilities, condition or results of operations of the Company and its Subsidiaries, taken as a whole, relative to other participants in the industry in which the Company conducts its businesses; or (4) any change in the market price or trading volume of the Company’s securities, including as a result of the failure of the Company to meet analysts’ expectations; or (B) the public announcement of this Agreement and the transactions contemplated hereby; or (ii) would materially adversely affect the ability of the Company to consummate the Merger, or to perform its obligations hereunder, in a timely manner.

(34) “Company Organizational Documents” means the certificates of incorporation and bylaws (or the equivalent organizational documents) of the Company and each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(35) “Company Proxy Statement” has the meaning set forth in Section 3.5.

(36) “Company SEC Documents” has the meaning set forth in Section 3.11(a).

(37) “Company Stock Award Plan” has the meaning set forth in Section 3.3(e).

(38) “Company Stockholders Meeting” has the meaning set forth in Section 3.5.

(39) “Confidentiality Agreements” means that certain confidentiality letter agreement by and between the Company and Sterling Capital Partners, dated as of October 3, 2006 and any joinders thereto approved by the Company and executed by financing sources, or potential financing sources, prior to the date of this Agreement.

(40) “Continuation Period” has the meaning set forth in Section 5.6(a).

(41) “Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, whether written or oral.

(42) “Debt Financing” has the meaning set forth in Section 4.6.

(43) “Debt Financing Letter” has the meaning set forth in Section 4.6.

(44) “DGCL” has the meaning set forth in Section 1.1.

(45) “Disclosed Contract” has the meaning set forth in Section 3.15(a).

(46) “Dissenting Shares” has the meaning set forth in Section 2.3.

(47) “Dissenting Stockholder” has the meaning set forth in Section 2.3.

(48) “EC Merger Regulation” has the meaning set forth in Section 3.5.

(49) “Effective Time” has the meaning set forth in Section 1.3.

(50) “Employees” has the meaning set forth in Section 5.6(a).

(51) “Environmental Claims” means, any administrative, regulatory or judicial actions or suits, or written orders, decrees, demands, directives, claims, liens, proceedings or notices of noncompliance or violation by any Governmental Entity, alleging liability for the Release of, or exposure to, any Hazardous Materials against the Company or any of its Subsidiaries, including any written claims for indemnification, cost recovery, compensation or injunctive relief resulting from the presence or Release of, or exposure to, any Hazardous Materials.

(52) “Environmental Laws” means all applicable federal, state, local rules, regulations, orders, decrees or judgments, issued or promulgated by any Governmental Entity, governing pollution or the Release of, or exposure to, Hazardous Materials or natural resources pertaining to the protection or restoration of the environment, as in effect on the date of this Agreement.

(53) “Environmental Permits” means all permits, licenses, registrations and other governmental authorizations required under applicable Environmental Laws.

(54) “Equity Financing” has the meaning set forth in Section 4.6.

(55) “Equity Financing Letters” has the meaning set forth in Section 4.6.

(56) “Equity Rollover” means the contribution by one or more stockholders of the Company to Parent or MergerCo of some or all of such stockholder’s Shares in exchange for membership interests in Parent immediately prior to the Effective Time (which Shares shall be cancelled in the Merger, as provided in Section 2.1(a)), including the contributions pursuant to the Equity Rollover Commitment and certain of the Equity Financing Letters.

(57) “Equity Rollover Commitment” has the meaning set forth in Section 4.7.

(58) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(59) “Exchange Act” has the meaning set forth in Section 3.5.

(60) “Excluded Party” has the meaning set forth in Section 5.3(d).

(61) “Excluded Share(s)” has the meaning set forth in Section 2.1(b).

(62) “Expenses” has the meaning set forth in Section 5.11.

(63) “Financing” has the meaning set forth in Section 4.6.

(64) “Financing Letters” has the meaning set forth in Section 4.6.

(65) “Foreign Merger Control Laws” has the meaning set forth in Section 3.5.

(66) “Franchise Agreements” has the meaning set forth in Section 3.22(a)(i).

(67) “Franchisee” or “Licensee” means third parties who have been granted the right by the Company or any of its Subsidiaries to use any component of the Business System or the Business Marks.

(68) “Franchised Learning Centers” means facilities operated by Franchisees of the Company or any of its Subsidiaries using any components of the Business System or the Business Marks.

(69) “FTC” has the meaning set forth in Section 5.8(a).

(70) “GAAP” has the meaning set forth in Section 3.11(b).

(71) “Governmental Entity” has the meaning set forth in Section 3.5.

(72) “Guarantors” has the meaning set forth in Section 5.16.

(73) “Hazardous Materials” means (i) any substance that is regulated as hazardous or toxic or a pollutant or contaminant under any Environmental Laws; or (ii) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material, toxic molds or radon.

(74) “HSR Act” has the meaning set forth in Section 3.5.

(75) “Indemnified Parties” has the meaning set forth in Section 5.7(a).

(76) “Indemnifying Party” has the meaning set forth in Section 5.7(a).

(77) “Intellectual Property” means all United States and foreign (i) inventions or discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and patents, patent applications, and patent disclosures, including all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (ii) trade names, trade dress, logos, slogans, brand names, corporate names, domain names, trademarks, service marks and other source indicators, including all registrations, registration applications, and renewals thereof and all goodwill associated therewith; (iii) copyrightable works (including files, computer programs, software, firmware, Internet site content, databases and compilations, advertising and promotional materials, curricula, course materials, instructional video tapes, tape recordings, visual aids and textual works), copyrights and copyright registrations and registration applications and renewals thereof; and (iv) trade secrets and confidential, proprietary, or non-public business information (including ideas, research and development, know-how, technology, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer, Franchisee, Licensee and supplier lists, pricing and cost information, and business and marketing plans and proposals); and all other Intellectual Property, in any medium, including digital, and in any jurisdiction.

(78) “IRS” has the meaning set forth in Section 3.18(b).

(79) “Knowledge” means, when used with respect to Parent, MergerCo or the Company, the actual knowledge, after reasonable inquiry and investigation, of the Persons set forth in Section 8.1(79) of the Acquiror Disclosure Letter or the Company Disclosure Letter, respectively.

(80) “Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity.

(81) “Legal Action” has the meaning set forth in Section 3.14.

(82) “Liabilities” means any losses, liabilities, claims, damages or expenses, including reasonable legal fees and expenses.

(83) “Liens” means any mortgages, deeds of trust, liens (statutory or other), pledges, security interests, collateral security arrangements, conditional and installment agreements, claims, covenants, conditions, restrictions, reservations, options, rights of first offer or refusal, charges, easements, rights-of-way, encroachments, third party rights or other encumbrances or title imperfections or defects of any kind or nature.

(84) “Limited Guarantees” has the meaning set forth in Section 5.16.

(85) “Material Company Benefit Plan” means (i) all Company Benefit Plans other than those that both (x) relate to fewer than 100 employees and (y) do not relate to or affect any officer, director, senior corporate executive or other employee that is a member of corporate headquarters staff and (ii) all Company Stock Award Plans.

(86) “Measurement Date” has the meaning set forth in Section 3.3(a).

(87) “Merger” has the meaning set forth in Section 1.1.

(88) “MergerCo” has the meaning set forth in the Preamble.

(89) “MergerCo Material Adverse Effect” means any event, state of facts, circumstance, development, change or effect that, individually or in the aggregate with all other events, states of fact, circumstances, developments, changes and effects, would materially adversely affect Parent’s or MergerCo’s ability to consummate the Merger.

(90) “Merger Consideration” has the meaning set forth in Section 2.1(b).

(91) “Multiemployer Plan” has the meaning set forth in Section 3.16(a).

(92) “Multiple Employer Plan” has the meaning set forth in Section 3.16(a).

(93) “NASD” has the meaning set forth in Section 3.5.

(94) “NASDAQ” has the meaning set forth in Section 3.5.

(95) “Negotiation Committee” means a committee of the Company Board, the members of which are not affiliated with Parent or MergerCo and are not members of the Company’s management, formed for the purpose of, among other things, evaluating, and making a recommendation to the full Company Board with respect to, this Agreement and the transactions contemplated hereby, including the Merger but excluding the Asset Sales, and shall include any successor committee to the Negotiation Committee existing as of the date of this Agreement or any reconstitution thereof.

(96) “New Debt Financing Letters” has the meaning set forth in Section 4.6.

(97) “New Plans” has the meaning set forth in Section 5.6(c).

(98) “Old Plans” has the meaning set forth in Section 5.6(c).

(99) “Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity.

(100) “Other Filings” has the meaning set forth in Section 5.5(c).

(101) “Outside Date” has the meaning set forth in Section 7.2(a).

(102) “Parent” has the meaning set forth in the Preamble.

(103) “Paying Agent” has the meaning set forth in Section 2.2(a).

(104) “Payment Fund” has the meaning set forth in Section 2.2(a).

(105) “PBGC” has the meaning set forth in Section 3.16(d).

(106) “Permit” means any permit, license, accreditation, consent, certificate, approval, exemption, order, franchise, permission, agreement, qualification, authorization or registration.

(107) “Permitted Liens” means (i) Liens for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith and by appropriate proceedings for which the Company has established a reasonable reserve; (ii) mechanics, carriers’, workmen’s, repairmen’s, materialmen’s or other Liens or security interests that secure a liquidated amount that are being contested in good faith and by appropriate proceedings; or (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vi) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property leased, used or held for use by the Company or any of its Subsidiaries; (vii) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not, individually or in the aggregate, have a material effect on, or materially affect the use or benefit to the owner of, the assets or properties to which they specifically relate; (viii) licenses of or other agreements related to Intellectual Property which are not intended to secure an obligation; and (ix) such other Liens that, individually or in the aggregate, (A) would not adversely affect the consummation of the Financing and (B) are not, and would not reasonably be expected to be, material to the Company or the Financing.

(108) “Person” means any individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, association, joint venture, Governmental Entity or other entity or group (which term will include a “group” as such term is defined in Section 13(d)(3) of the Exchange Act).

(109) “Preferred Stock” has the meaning set forth in Section 3.3(a).

(110) “Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the environment.

(111) “Recommendation Change” has the meaning set forth in Section 5.3(d).

(112) “Representatives” means, when used with respect to Parent, MergerCo or the Company, the directors, officers, members, managers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of Parent, MergerCo or the Company, as applicable, and their respective Subsidiaries.

(113) “Required Financial Information” has the meaning set forth in Section 5.13(a).

(114) “Requisite Company Vote” means the adoption of this Agreement by the holders of a majority of the voting power of the Shares entitled to vote thereon, voting together as a single class.

(115) “Reverse Termination Fee” has the meaning set forth in Section 7.6(c)

(116) “Satisfaction Date” has the meaning set forth in Section 1.2.

(117) “Schedule 13E-3” has the meaning set forth in Section 3.5.

(118) “SEC” has the meaning set forth in Section 3.5.

(119) “Securities Act” has the meaning set forth in Section 3.11(a).

(120) “Share(s)” has the meaning set forth in Section 2.1(b).

(121) “Solvent” has the meaning set forth in Section 4.9.

(122) “SOX” has the meaning set forth in Section 3.11(a).

(123) “Stock Options” has the meaning set forth in Section 2.4(a).

(124) “Subsidiary” means, when used with respect to Parent, MergerCo or the Company, any other Person (whether or not incorporated) that Parent, MergerCo or the Company, as applicable, directly or indirectly owns or has the power to vote or control more than 50% of any class or series of capital stock or other equity interests of such Person.

(125) “Superior Proposal” means any bona fide written Takeover Proposal that the Company Board (acting through the Negotiation Committee, if then in existence) determines in its good faith judgment (following consultation with the Company Financial Advisors to be more favorable (taking into account (i) any legal, financial, regulatory and other aspects of such Takeover Proposal and the Merger and other transactions contemplated by this Agreement deemed relevant by the Company Board (or the Negotiation Committee, as applicable), and (ii) the anticipated timing, conditions and prospects for completion of such Takeover Proposal) to the Company’s stockholders than the Merger and the other transactions contemplated by this Agreement (taking into account all of the terms of any proposal by Parent to amend or modify the terms of the Merger and the other transactions contemplated by this Agreement), except that the reference to “25%” in the definition of “Takeover Proposal” shall be deemed to be a reference to “50%”.

(126) “Surviving Corporation” has the meaning set forth in Section 1.1.

(127) “Takeover Proposal” means any proposal or offer from any Person or group of Persons other than Parent or its Affiliates relating to any direct or indirect acquisition or purchase of (i) a business or division (or more than one of them) that in the aggregate constitutes

25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, (ii) 25% or more of the equity interest in the Company (by vote or value), (iii) any tender offer or exchange offer that if consummated would result in any Person or group of Persons beneficially owning 25% or more of the equity interest (by vote or value) in the Company, or (iv) any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 25% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole).

(128) “Taxes” means (i) any and all federal, state, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto) including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, and (y) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties, (ii) any liability for payment of amounts described in clause (i) whether as a result of transferee liability, joint and several liability for being a member of an affiliated, consolidated, combined, unitary or other group for any period, or otherwise by operation of law, and (iii) any liability for the payment of amounts described in clause (i) or (ii) as a result of any tax sharing, tax indemnity or tax allocation agreement or similar agreements to pay or indemnify any other Person on account of Taxes.

(129) “Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

(130) “Termination Fee” has the meaning set forth in Section 7.6(a).

(131) “Third-Party Beneficiary” has the meaning set forth in Section 8.9.

(132) “Treasury Regulations” means the Treasury regulations promulgated under the Code.

(133) “Voting Agreement” has the meaning set forth in the Recitals.

(134) “Withdrawal Liability” has the meaning specified in Section 3.16(d).

Section 8.2    Interpretation. The headings in this Agreement are for reference only and do not affect the meaning or interpretation of this Agreement. Definitions will apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun will include the corresponding masculine, feminine and neuter forms. All references in this Agreement, the Company Disclosure Letter and the Acquiror Disclosure Letter to Articles, Sections and Annexes refer to Articles and Sections of, and Annexes to, this Agreement unless the context requires otherwise. The words “include,” “includes” and “including” are not limiting and will be deemed to be followed by the phrase “without limitation.” The phrases “herein,” “hereof,” “hereunder” and words of similar import will be deemed to refer to this Agreement as a whole, including the Annexes and Schedules hereto, and not to any particular provision of this Agreement. The word “or” will be inclusive and not exclusive unless the context requires otherwise. Unless the context requires otherwise, any agreements, documents, instruments or Laws defined or referred to in this Agreement will be deemed to mean or refer to such agreements, documents, instruments or Laws as from time to time amended, modified or supplemented, including (a) in the case of agreements, documents or instruments, by waiver or consent, and (b) in the case of Laws, by succession of comparable successor statutes. References herein to federal, state, local or other applicable Laws refer to the laws of the United States, Canada, Germany, Austria and all other applicable jurisdictions. All references in this Agreement to any particular Law will be deemed to refer also to (i) any rules and regulations promulgated under that Law and (ii) any comparable Law of any other jurisdiction addressing the same subject matter and any rules and regulations promulgated under such comparable Law. References to a Person also refer to its predecessors and successors and permitted assigns.

Section 8.3    Survival. None of the representations and warranties contained in this Agreement or in any instrument delivered under this Agreement will survive the Effective Time. This Section 8.3 does not limit any covenant of the parties to this Agreement which, by its terms, contemplates performance after the Effective Time. Without limiting the preceding sentence, the covenants and agreements of the parties contained in Sections 7.5 (and the Sections referred to therein) and 7.6 and Article VIII of this Agreement shall survive termination of this Agreement in accordance with their terms. The Confidentiality Agreement will (a) survive termination of this Agreement in accordance with its terms and (b) terminate as of the Effective Time.

Section 8.4    Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

Section 8.5    Submission to Jurisdiction. Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in any state or federal court in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.7 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 8.5, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 8.6    Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 8.6.

Section 8.7    Notices. Any notice, request, instruction or other communication under this Agreement will be in writing and delivered by hand or overnight courier service or by facsimile:

If to Parent or MergerCo, to:

Edge Acquisition, LLC
c/o Sterling Capital Partners, LLC
1033 Skokie Boulevard, Suite 600
Northbrook, Illinois 60062
Facsimile:	(847) 480-0199
Attention:	Tom D. Wippman

with copies (which will not constitute notice to Parent or MergerCo) to each of:

Katten Muchin Rosenman LLP
525 West Monroe Street, Suite 1900
Chicago, Illinois 60661
Facsimile:	(312) 577-8864
Attention:	Saul E. Rudo, Esq.
Mark D. Wood, Esq.

If to the Company, to:

Educate, Inc.
1001 Fleet Street
Baltimore, Maryland 21202
Facsimile:	(410) 843-2139
Attention:	General Counsel

with copies (which will not constitute notice to the Company) to each of:

Skadden, Arps, Slate, Meagher & Flom, LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
Facsimile:	(213) 621-5288
Attention:	Jeffrey H. Cohen, Esq.
Rick C. Madden, Esq.

Hughes Hubbard & Reed, LLP
One Battery Park Plaza
New York, New York 10004
Facsimile:	(212) 422-4726
Attention:	Candace K. Beinecke, Esq.
Kenneth A. Lefkowitz, Esq.

or to such other Persons, addresses or facsimile numbers as may be designated in writing by the Person entitled to receive such communication as provided above. Each such communication will be effective (a) if delivered by hand or overnight courier, when such delivery is made at the address specified in this Section 8.7, or (b) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 8.7 and appropriate confirmation is received.

Section 8.8    Entire Agreement. This Agreement (including the Annexes to this Agreement), the Company Disclosure Letter, the Acquiror Disclosure Letter and the Confidentiality Agreement constitutes the entire agreement and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement. No representation, warranty, inducement, promise, understanding or condition not set forth in this Agreement has been made or relied upon by any of the parties to this Agreement.

Section 8.9    No Third-Party Beneficiaries. This Agreement is not intended to confer upon any person, other than the parties hereto and their successors and permitted assigns, any rights or remedies hereunder, except that the parties hereto agree and acknowledge that the agreements and covenants contained in Section 5.7 are intended for the direct and irrevocable benefit of the Indemnified Parties described therein and their respective heirs and legal representatives (each such Indemnified Party, a “Third-Party Beneficiary”), and that each such Third-Party Beneficiary, although not a party to this Agreement, shall be and is a direct and irrevocable third party beneficiary of such agreements and covenants and shall have the right to enforce such agreements and covenants against the Surviving Corporation in all respects fully and to the same extent as if such Third-Party Beneficiary were a party hereto.

Section 8.10    Severability. The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision and (b) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

Section 8.11    Rules of Construction. The parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document.

Section 8.12    Assignment. This Agreement may not be assigned by any party without the prior written consent of the other party whether by operation of Law or otherwise. Any purported assignment not permitted under this Section 8.12 will be null and void ab initio.

Section 8.13    Remedies.

(a) The Company agrees that to the extent it has incurred losses or damages in connection with this Agreement, (i) the maximum aggregate liability of Parent and MergerCo for such losses or damages shall be limited to the amount of the Reverse Termination Fee, (ii) the maximum liability of each Guarantor, directly or indirectly, shall be limited to the express obligations of such Guarantor under its Limited Guarantee, and (iii) in no event shall the Company seek to recover any money damages in excess of such amount from Parent, MergerCo, the Guarantors, or their respective Representatives and Affiliates in connection therewith.

(b) The parties to this Agreement agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Company in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, prior to the termination of this Agreement in accordance with Article VII, Parent and MergerCo will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States or any state having jurisdiction, in each case with the posting of a bond or other security or proving actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. The parties acknowledge that the Company shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Parent or MergerCo or to enforce specifically the terms and provisions of this Agreement and that the Company’s sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 7.6(c); provided, however, that the Company shall be entitled to specific performance against Parent or MergerCo to prevent any breach by Parent or MergerCo of Section 5.13(c).

Section 8.14    Counterparts; Effectiveness. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to each other party. In the event that any signature to this Agreement or any amendment hereto is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof. No party hereto shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that such signature was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation or enforceability of a contract and each party hereto forever waives any such defense.

[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

EDGE ACQUISITION, LLC

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	President

EDGE ACQUISITION CORPORATION

By:	/s/ Steven M. Taslitz
Name:	Steven M. Taslitz
Title:	President

EDUCATE, INC.

By:	/s/ C. Alan Schroeder
Name:	C. Alan Schroeder
Title:	General Counsel and Secretary

Schedule 6.1(b)(iii)

Approvals or Consents Under Foreign Merger Control Laws

Foreign Merger Control Laws of Canada, Germany and Austria.

Schedule 6.1(b)(iv)

Approvals or Consents of Governmental Entities and Accrediting Bodies

See Schedule 6.1(b)(iii).